EXHIBIT (99.9)

Treasury Board Secretariat Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2020–2021

Treasury Board Secretariat Office of the Minister 99 Wellesley Street West Room 4320, Whitney Block Toronto, ON M7A 1W3 Tel.: 416-327-2333 Fax: 416-327-3790	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Telephone: 416-325-0400 Facsimile: 416-325-0374	Secrétariat du Conseil du Trésor Bureau du ministre 99, rue Wellesley Ouest Édifice Whitney, bureau 4320 Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333 Téléc. : 416 327-3790	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Téléphone: 416-325-0400 Télécopieur:416-325-0374

The Honourable Elizabeth Dowdeswell, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2021, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Prabmeet Sarkaria	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance
Toronto, September 2021	Toronto, September 2021

Financial Statement Discussion and Analysis, 2020–2021	i

CONSOLIDATED FINANCIAL STATEMENTS

ii	Financial Statement Discussion and Analysis, 2020–2021

Foreword

I am pleased to present the 2020–21 Public Accounts for the Province of Ontario. Each year, the government releases the Public Accounts to give the people of Ontario a clear, honest and transparent view into how their taxpayer dollars were managed. Since day one, our government has been fully committed to restoring trust and accountability in Ontario’s finances — and throughout the COVID-19 pandemic, we have not wavered in meeting those goals.

The COVID-19 pandemic made the 2020–21 fiscal year a period like no other. It created unprecedented financial planning challenges for all jurisdictions around the world. Our government embraced full transparency and accountability to the people of Ontario by becoming the first jurisdiction in Canada to release a fiscal plan that reflected the potential impacts of COVID-19 through the March 2020 Economic and Fiscal Update (Ontario’s Action Plan 2020: Responding to COVID-19). Then, in November 2020, we published the 2020 Ontario Budget (Ontario’s Action Plan: Protect, Support, Recover), which included significant additional investments, and revised economic forecasts in the face of significant uncertainty about the pandemic. At every step of this difficult journey, our government has ensured the people of Ontario had access to regular and timely updates with the latest available information on our ongoing fight against COVID-19.

The 2020–21 Public Accounts reveal that our government spared no expense in protecting the health and safety of the people of Ontario, supporting families and businesses, and ensuring that our frontline heroes were equipped to safeguard our collective well-being. Throughout this fiscal year, we made available every resource necessary to respond to the COVID-19 pandemic.

In fact, government program spending rose by $16.7 billion compared to 2019–20. This represents the single largest year-over-year dollar increase in program spending on record for Ontario. These critical investments include increases of $5.8 billion (9.1 per cent) in the health sector and $1.1 billion (3.6 per cent) in the education sector over 2019–20.

In total, the province invested $19.1 billion responding to the COVID-19 pandemic. These investments created real and measurable positive results for the people of Ontario including:

●	Over $3 billion in urgent and unprecedented support to over 110,000 small businesses required to close or significantly restrict services as a result of provincial public health measures.

●

Over $3 billion in provincial contributions to support 444 municipalities and 110 transit systems across the province help relieve financial pressures created by the pandemic and ensure that people who need to get around, including our frontline workers, have safe and reliable transit service during COVID-19 pandemic.

●	Over $1.6 billion in temporary resources available for the 2020–21 school year to support the safe reopening and operation of schools.

Financial Statement Discussion and Analysis, 2020–2021	iii

●

$1.5 billion to support long-term care homes during the COVID-19 pandemic, including funding for infection prevention and containment measures, staffing supports and personal protective equipment (PPE).

●	$703 million to add over 3,100 hospital beds to create capacity and be ready to respond to any scenario.

●

$369.3 million to purchase 290 million pieces of PPE and critical supplies and equipment (CSE), including 120 million surgical masks, 138 million gloves, 11 million disinfectant and cleaning products and 4 million face shields.

●	Distributed all 20.5 million doses of the vaccines administered across Ontario.

As reported in the 2021 Ontario Budget, the government made $13.3 billion in time-limited pandemic response and extraordinary contingencies available in 2020–21 through one-time COVID-19 Health Sector Expense, the COVID-19 Health Contingency Fund and the Support for People and Jobs Fund. These strategic contingencies allowed the government to prudently respond in real-time to emerging and unforeseen needs. By the end of the 2020–21 fiscal year, both funds had been fully allocated.

This year has been one of immense challenges for all Ontarians. Through their determination, perseverance and steadfast adherence to public health guidance, we have continued to meet those challenges head-on. But we know that we must remain vigilant. That is why we will continue to leverage the full extent of Ontario’s fiscal firepower to protect people’s health and jobs.

Original signed by

The Honourable Prabmeet Sarkaria

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2020–2021

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Due to the extraordinary challenges of planning during a global pandemic, the government released the March 2020 Economic and Fiscal Update (Ontario’s Action Plan 2020: Responding to COVID-19) a one-year economic and fiscal update based on the latest economic projections. As projections were revised, the government released the 2020 Ontario Budget (Ontario’s Action Plan: Protect, Support, Recover) in November 2020.

To provide clarity and transparency to the people of Ontario, this Annual Report presents the financial results for the 2020–21 fiscal year against both the March 2020 Economic and Fiscal Update and the 2020 Ontario Budget. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for many key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements, and the Standing Committee on the Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions and collaboration.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Carlene Alexander, CPA, CGA, MBA

Deputy Minister and Comptroller General

Office of the Comptroller General

Treasury Board Secretariat

Financial Statement Discussion and Analysis, 2020–2021	1

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 53-55, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

Original signed by	Original signed by	Original signed by
Carlene Alexander, CPA, CGA, MBA	Greg Orencsak	Maureen Buckley, CPA, CA
Deputy Minister and Comptroller General, Office of the Comptroller General Treasury Board Secretariat	Deputy Minister, Ministry of Finance	Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

August 27, 2021	August 27, 2021	August 27, 2021

The Government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Government of Ontario’s financial reporting process.

Original signed by	Original signed by

The Honourable Prabmeet Sarkaria	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance

August 27, 2021	August 27, 2021

2	Financial Statement Discussion and Analysis, 2020–2021

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2020–2021	3

4	Financial Statement Discussion and Analysis, 2020–2021

Highlights

2020–21 Financial Highlights ($ Billions)							Table 1

Consolidated Statement of Operations For the fiscal year ended March 31
					Change from
	March 2020 Economic and Fiscal Update	2020 Budget[1]	2020–21 Actual	2019–20 Actual	March 2020 Economic and Fiscal Update	2020 Budget	2019–20 Actual

Total Revenue	156.3	151.1	164.9	156.1	8.6	13.8	8.8

Expense
Programs	161.1	174.6	169.0	152.3	7.9	(5.6)	16.7
Interest on debt	13.2	12.5	12.3	12.5	(0.9)	(0.2)	(0.2)
Total Expense	174.3	187.0	181.3	164.8	7.0	(5.7)	16.5

Reserve	2.5	2.5	–	–	(2.5)	(2.5)	–

Annual Deficit	(20.5)	(38.5)	(16.4)	(8.7)	4.1	22.1	(7.7)

Consolidated Statement of Financial Position As at March 31

Financial Assets			117.4	94.1			23.3
Liabilities			491.0	447.4			43.6
Net Debt			(373.6)	(353.3)			(20.3)
Non-Financial Assets			134.3	127.6			6.7
Accumulated Deficit			(239.3)	(225.8)			(13.5)
[1] The Consolidated Financial Statements are reported using the 2020 Budget as the Budget comparator. Note: Numbers may not add due to rounding.

Financial highlights

The March 2020 Economic and Fiscal Update was reflective of the uncertainty and volatility at the beginning of the pandemic. The outlook did not account for all the sudden, unforeseen and substantial impacts on the economy and Ontario’s finances — much of which was still unknowable at the time. The government made immediate funding available to ensure a comprehensive and timely response to the COVID-19 pandemic across the health sector and other critical public services. Throughout the first, second and third waves of the pandemic, the government worked in partnership with hospitals, the long-term care sector, schools, municipalities, First Nations and other public-sector organizations to provide the necessary resources for the evolving pandemic landscape — a tumultuous period that often required redeploying resources to meet critical emerging needs. Through the 2020 Budget released in November 2020, further additional investments were made in critical areas to meet emerging needs. As we move forward, the Ontario government is fully committed to continuing to do whatever it takes to protect the health and safety of the people of Ontario.

Financial Statement Discussion and Analysis, 2020–2021	5

Prior Year 2019–20 Actuals vs. 2020–21 Actuals

●

The Province ended with a $16.4 billion deficit for the fiscal year ended March 31, 2021, which is $7.7 billion higher than the previous year’s deficit, primarily due to higher program expenses, and partially offset by higher revenues and lower interest on debt (see Table 1 above).

●

Total revenues are $164.9 billion, which are $8.8 billion or 5.6 per cent higher than the previous year, mainly due to an increase in transfers from the Government of Canada and an increase in taxation revenue, while there was a decrease in revenue from hospitals, school boards and colleges and net income from Government Business Enterprises (GBEs). See details on pages 10-11.

●

Total program expenses are $169.0 billion, which are $16.7 billion or 11.0 per cent higher than the previous year. While investments are higher in health, education, children’s and social services, justice and other programs, program expenses in postsecondary education are lower. See details on pages 16-18.

●

Higher expenses in the health sector of $5.8 billion or 9.1 per cent from the previous year and children’s and social services sector of $0.4 billion or 2.3 per cent from the previous year primarily due to additional spending in response to the COVID-19 pandemic, including support for personal protective equipment (PPE) and other critical supplies, temporary pandemic pay and temporary personal support worker wage enhancement as well as the Province’s COVID-19 testing and vaccination roll-out;

●

Higher expenses in the education sector of $1.1 billion or 3.6 per cent from the previous year primarily due to investments in schools to keep students and staff safe, and the Support for Learners and Ontario COVID-19 Child Benefit initiatives to provide time-limited financial support directly to parents to help offset added costs of COVID-19;

●

Lower expenses in the postsecondary education sector of $0.7 billion or 6.7 per cent from the previous year primarily due to students receiving benefits from federal government programs in response to the COVID-19 pandemic;

●

Higher expenses in the justice sector of $0.2 billion or 4.3 per cent from the previous fiscal year primarily due to the COVID-19 related costs at correctional institutions and a one-time accounting adjustment related to the Victim Fine Surcharges Program. This was partially offset by decreases in some operational costs during the COVID-19 pandemic and lower payments made under the Crown Liability and Proceedings Act, 2019; and

●

Higher expenses in other programs of $10.1 billion or 38.8 per cent from the previous year primarily due to the Ontario Small Business Support Grant, that provided support to eligible small businesses impacted by COVID-19, as well as supports to municipalities and transit systems during the pandemic.

6	Financial Statement Discussion and Analysis, 2020–2021

●

Interest on debt is lower than the previous year by $0.2 billion or 1.6 per cent mainly due to lower borrowing rates on both refinancing maturities and new debt issued to fund the deficit and investments in capital assets. See details on page 27.

●

The net book value of Ontario’s capital assets, such as buildings and transportation infrastructures, grew by $6.4 billion during the year. Ontario invested $13.0 billion in assets owned by the Province and its consolidated entities, which reflect new capital investments, mainly in the transportation, health and social sectors. The Province also made $2.4 billion in additional investments in transfers to non-consolidated partners and other infrastructure expenditures. See details on pages 31-33.

●

Total liabilities increased by $43.6 billion and total financial assets increased by $23.3 billion, resulting in an increase of $20.3 billion or 5.7 per cent in net debt from the previous year (see details on pages 30-35). Accumulated deficit increased by $13.5 billion or 6.0 per cent from the previous year mainly as a result of the reported deficit of $16.4 billion offset by other adjustments. See details on page 59.

March 2020 Economic and Fiscal Update vs. 2020–21 Actuals

●

The Province ended with a $16.4 billion deficit for the fiscal year ended March 31, 2021, which is $4.1 billion lower than the March 2020 Economic and Fiscal Update primarily due to higher revenues and lower interest on debt and partially offset by an increase in program spending (see Table 1 above).

●

Total revenues are $164.9 billion, which are $8.6 billion or 5.5 per cent higher than expected in the March 2020 Economic and Fiscal Update forecast due to higher transfers from the Government of Canada, taxation revenues and net income from GBEs, and partially offset by lower revenue from hospitals, school boards and colleges and other non-tax revenues. See details on page 11.

●

Total program expenses are $169.0 billion, which are $7.9 billion or 4.9 per cent higher than the March 2020 Economic and Fiscal Update. While investments are higher in health, education, justice and other programs, program expenses in postsecondary education and children’s and social services are lower. See details on pages 18-21.

●	Higher than planned expenses in the health sector of $1.7 billion or 2.5 per cent is primarily due to increased investments in hospitals and long-term care homes to address the COVID-19 pandemic;

●

Higher than planned expenses in the education sector of $1.0 billion or 3.3 per cent is primarily due to investments in schools to keep students and staff safe, and in the Support for Learners and Ontario COVID-19 Child Benefit initiatives to provide time-limited financial support directly to parents to help offset added costs of COVID-19;

Financial Statement Discussion and Analysis, 2020–2021	7

●

Higher than planned expenses in the justice sector of $0.4 billion or 8.9 per cent is primarily due to COVID-19 expenses related to industrial cleaning, commodity and medical supplies, accommodation lease costs to ensure correctional institutions and court facilities are safe and accessible, funding to the Alcohol and Gaming Commission of Ontario (AGCO) as a result of reduced recoveries from the horseracing, cannabis and gaming sectors due to the closure of non-essential businesses during the pandemic, and a one-time accounting adjustment related to the Victim Fine Surcharges Program;

●

Lower than planned expenses in the postsecondary education sector of $0.9 billion or 8.4 per cent and children’s and social services sector of $0.2 billion or 1.1 per cent is primarily due to individuals and families receiving benefits from federal government programs in response to the COVID-19 pandemic; and

●

Higher than planned expenses in the other programs sector of $6.0 billion or 19.9 per cent is primarily due to the Ontario Small Business Support Grant, which provided support to eligible small businesses impacted by COVID-19, as well as supports to municipalities and transit systems during the pandemic.

●	Interest on debt is lower than the March 2020 Economic and Fiscal Update by $0.9 billion or 6.8 per cent due to lower than forecast interest rates. See details on page 27.

2020 Budget vs. 2020–21 Actuals

●

The Province ended with a $16.4 billion deficit for the fiscal year ended March 31, 2021, which is $22.1 billion lower than the 2020 Budget primarily due to higher than projected revenues, lower program expenses and lower interest on debt (see Table 1 above). As the 2020 Budget, which was released in November 2020, was prepared during the second wave of the pandemic, the government spared no expense to provide unprecedented support for people and jobs. With continued uncertainty in the risk of surges and future waves of the pandemic, substantial amounts of funding were made available to critical areas, specifically health care and hospitals. The third wave did not peak and recede in Ontario until late spring/early summer 2021; therefore, spending was less than anticipated for 2020–21 as most of the spending to address the third wave of the pandemic occurred in 2021–22.

●

Total revenues are $164.9 billion, which are $13.8 billion or 9.1 per cent higher than expected in the 2020 Budget forecast, mainly due to higher taxation revenues, net income from GBEs and transfers from the Government of Canada, while there was lower revenue from hospitals, school boards and colleges. See details on page 12.

●

Total program expenses are $169.0 billion, which are $5.6 billion or 3.2 per cent lower than the 2020 Budget. While investments are higher in education and justice, program expenses in health, postsecondary education, children’s and social services and other programs are lower. See details on pages 22-23.

8	Financial Statement Discussion and Analysis, 2020–2021

●

Lower than planned expenses in the health sector of $3.5 billion or 4.8 per cent is primarily because of lower-than-forecasted expenses due to the evolving and uncertain landscape of the COVID-19 pandemic as well as lower than expected use of other health care services in the OHIP program, including fewer visits to physicians and fewer non-emergency procedures;

●

Higher than planned expenses in the education sector of $0.3 billion or 1.0 per cent is primarily due to investments in schools to keep students and staff safe, and in the Support for Learners and Ontario COVID-19 Child Benefit initiatives to provide time-limited financial support directly to parents to help offset added costs of COVID-19;

●

Lower than planned expenses in the postsecondary education sector of $0.9 billion or 8.4 per cent and children’s and social services sector of $0.4 billion or 2.2 per cent is primarily due to individuals and families receiving benefits from federal government programs in response to the COVID-19 pandemic;

●

Higher than planned expenses in the justice sector of $0.3 billion or 6.5 per cent is primarily due to COVID-19 expenses related to industrial cleaning; commodity and medical supplies; accommodation lease costs to ensure correctional services and court facilities are safe and accessible; operational support for the AGCO due to the closure of non-essential businesses during the pandemic, and a one-time accounting adjustment related to the Victim Fine Surcharges Program; and

●

Lower total expenses of other programs of $1.3 billion or 3.5 per cent after accounting for a more than $3.0 billion investment in the Ontario Small Business Support Grant, that provided support to eligible small businesses impacted by COVID-19.

●

Interest on debt is lower than the 2020 Budget by $0.2 billion or 1.6 per cent due to lower than forecast interest rates, offset by higher than budgeted consolidation adjustments including interest capitalization. See details on page 27.

Financial Statement Discussion and Analysis, 2020–2021	9

Analysis of 2020–21 Results

Revenue

Details of 2020–21 Actual Results ($ Billions)						Table 2
					Change from
	March 2020 Economic and Fiscal Update	2020 Budget	2020–21 Actual	2019–20 Actual	March 2020 Economic and Fiscal Update	2020 Budget	2019–20 Actual
Revenue
Personal Income Tax	37.3	36.9	40.3	37.7	3.0	3.4	2.6
Sales Tax	29.1	24.9	26.6	28.6	(2.5)	1.7	(2.0)
Corporations Tax	15.2	9.9	17.8	15.4	2.6	7.9	2.4
Employer Health Tax	6.8	6.3	6.5	6.7	(0.3)	0.2	(0.2)
Education Property Tax	6.3	6.1	6.0	6.2	(0.3)	(0.1)	(0.2)
Ontario Health Premium	4.1	4.0	4.3	4.1	0.2	0.3	0.2
Gasoline and Fuel Tax	2.7	3.1	2.6	3.6	(0.1)	(0.5)	(1.0)
Other Taxes	6.7	6.3	6.7	5.9	0.0	0.4	0.8
Total Taxation Revenue	108.2	97.5	110.9	108.3	2.7	13.4	2.6
Government of Canada	26.3	33.4	33.9	25.4	7.6	0.5	8.5
Income from Government Business Enterprises	4.1	3.6	5.0	5.9	0.9	1.4	(0.9)
Other non-tax revenue	17.6	16.7	15.1	16.5	(2.5)	(1.6)	(1.4)
Total Revenue	156.3	151.1	164.9	156.1	8.6	13.8	8.8
Note: Numbers may not add due to rounding.

Change from 2019–20 actuals and earlier years

Total revenues for 2020–21 increased by $8.8 billion, or 5.6 per cent, from the previous year.

●

Taxation revenue increased 2.4 per cent in 2020–21 despite real GDP decreasing 5.1 per cent in 2020. This was significantly different from experience in past major economic downturns where there was a large decline in taxation revenues corresponding to a significant decrease in real GDP. For example, taxation revenues declined by 5.6 per cent in 1991–92 while real GDP decreased 3.4 per cent in 1991, and taxation revenues declined by 5.8 per cent in 2009–10 while real GDP decreased 3.1 per cent in 2009. During 2020–21 unprecedented financial support from all levels of government was provided to people and businesses in response to the COVID-19 pandemic, which contributed to growth in Personal and Corporate Income Tax revenues. The increase in Taxation revenues reflects a $2.6 billion increase in Personal Income Tax (PIT) and $2.4 billion increase in Corporations Tax (CT), partially offset by a $2.0 billion decrease in Sales Taxes and an overall $0.4 billion decrease in All Other Taxes.

●	Transfers from the Government of Canada increased $8.5 billion or 33.5 per cent higher primarily due to one-time funding related to the COVID-19 pandemic.

10	Financial Statement Discussion and Analysis, 2020–2021

●

Net income from GBEs decreased $0.9 billion or 15.3 per cent lower. Lower net income from the Ontario Lottery and Gaming Corporation (OLG) resulted from the closure of casinos due to COVID-19 public health restrictions. Net income from Ontario Power Generation Inc. (OPG), Hydro One Ltd. (HOL), the Liquor Control Board of Ontario (LCBO) and the Ontario Cannabis Retail Corporation (OCRC) increased.

●

Other non-tax revenue including revenue from hospitals, school boards and colleges, decreased by $1.4 billion or 8.5 per cent in 2020–21, mainly due to reduced activity related to the COVID-19 pandemic. This was mainly due to lower revenue from service fees and tuition as a result of COVID-19 pandemic related measures and restrictions.

Change from the March 2020 Economic and Fiscal Update

The COVID-19 pandemic resulted in a significant contraction in economic activity around the world in 2020. Ontario’s real gross domestic product (GDP) declined 5.1 per cent in 2020. This was below the Ministry of Finance forecast of 0.0 per cent in the March 2020 Economic and Fiscal Update. Ontario’s real GDP increased 1.2 per cent in the first quarter of 2021.

Revenues for 2020–21 were $8.6 billion or 5.5 per cent higher than expected in the March 2020 Economic and Fiscal Update. See Chart 1 for a breakdown of revenues by source.

●

Taxation revenues were $2.7 billion or 2.5 per cent higher than forecast in the March 2020 Economic and Fiscal Update, primarily due to a $3.0 billion increase in PIT and a $2.6 billion increase in CT, partially offset by a $2.5 billion decrease in Sales Taxes and a $0.5 billion decrease in all other taxes combined. During 2020–21 unprecedented financial support from all levels of government was provided to people and businesses in response to the COVID-19 pandemic, which contributed to growth in Personal and Corporate Income Tax revenues.

●	Transfers from the Government of Canada were higher than projected by $7.6 billion or 28.9 per cent largely due to one-time federal funding related to the COVID-19 pandemic.

●

Income from GBEs was $0.9 billion or 22.0 per cent higher than forecast. This was due to higher net income from OPG, HOL, and the LCBO. Net income from the OLG was lower as a result of the closure of casinos due to COVID-19 public health restrictions.

●

Other non-tax revenues including revenue from hospitals, school boards and colleges, are lower than projected by $2.5 billion or 14.2 per cent. This was mainly due to lower revenue from service fees and tuition as a result of COVID-19 pandemic related measures and restrictions.

Financial Statement Discussion and Analysis, 2020–2021	11

Change from the 2020 Budget

Ontario’s real GDP declined 5.1 per cent in the 2020 calendar year, less than the 6.5 per cent decline forecast in the 2020 Budget.

Revenues for 2020–21 were $13.8 billion or 9.1 per cent higher than expected in the 2020 Budget.

●

Taxation revenues were $13.4 billion or 13.7 per cent higher than projected in the 2020 Budget, due to a $7.9 billion increase in CT, a $3.4 billion increase in PIT, a $1.7 billion increase in Sales Tax and a $0.3 billion increase in all other taxes combined.

●

Transfers from the Government of Canada were $0.5 billion or 1.5 per cent higher mainly reflecting increased transfers related to the COVID-19 pandemic, and partially offset by lower transfers for infrastructure.

●	Income from GBEs was $1.4 billion or 38.9 per cent higher as a result of higher than projected OPG, HOL, LCBO, and OLG net incomes.

●

Other non-tax revenues, including revenue from hospitals, school boards and colleges, were $1.6 billion or 9.6 per cent lower mainly due to reduced activity related to the COVID-19 pandemic. This was mainly due to lower revenue from service fees and tuition as a result of COVID-19 pandemic related measures and restrictions.

12	Financial Statement Discussion and Analysis, 2020–2021

Revenue trend

Chart 2 shows the recent trends in revenue for Ontario’s major revenue sources.

Taxation revenue

Between 2016–17 and 2019–20, taxation revenue grew at an annual average rate of 4.7 per cent. Much of the rising trend in taxation revenues over that period reflects economic growth, with nominal GDP growth averaging 4.1 per cent.

Taxation revenue growth in 2020–21 (+2.4 per cent) was significantly different from performance in past years where there was a significant decline in real GDP, including, for example 1991–92 (-5.6 per cent) and 2009–10 (-5.8 per cent). During 2020–21 unprecedented financial support from all levels of government was provided to people and businesses in response to the COVID-19 pandemic which contributed to growth in Personal and Corporate Income Tax revenues.

Although economic growth and taxation revenue growth are closely linked, the relationship is affected by several factors, including but not limited to:

●

Growth in some revenue sources, such as Corporations Tax and Mining Tax, which can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions, such as, the option to carry losses forward or backward;

●	The impact of housing completions and resales on HST and land transfer tax revenue which is proportionately greater than their contribution to GDP;

Financial Statement Discussion and Analysis, 2020–2021	13

●

Changes in volume-based gasoline and fuel taxes which are more closely aligned to growth in real GDP as opposed to nominal GDP since these revenue sources are not directly influenced by price changes; and

●

During 2020–21 unprecedented financial support from all levels of government was provided to people and businesses in response to the COVID-19 pandemic, which contributed to growth in Personal and Corporate Income Tax revenues, but these did not directly increase GDP.

Federal government transfers

Between 2016–17 and 2019–20, Government of Canada transfers grew at an annual average rate of 1.1 per cent. In addition to major federal transfer programs such as the Canada Health Transfer and Canada Social Transfer, there are also a number of federal transfers to the Province which are largely program specific such as social housing, infrastructure and labour market programs. Some transfers are ongoing while others are time limited.

Total federal transfer revenues increased 33.5 per cent in 2020–21 largely due to one-time funding totaling $7.7 billion to support the provincial response to COVID-19. This one-time funding included $5.1 billion through the Safe Restart Agreement (SRA), $1.1 billion through the COVID-19 Essential Workers Support Fund, $763 million through the Safe Return to Class Fund, and other additional funding. For more details on Ontario’s COVID-19 expenses see pages 28-29.

Income from Government Business Enterprises

Between 2016–17 and 2019–20, income from GBEs increased at an annual average rate of 1.9 per cent. In 2020–21, income from GBEs declined by $0.9 billion or 15.3 per cent. This is mostly due to the $2.0 billion lower net income of OLG in 2020–21 as a result of COVID-19 related closures of casinos. The income from Government Business Enterprises also includes the net income from the LCBO, OPG, HOL, and the OCRC.

Other non-tax revenues

Other non-tax revenues increased at an annual average rate of 0.5 per cent between 2016–17 and 2019–20. These declined in 2020–21 by 8.5 per cent, mainly due to lower revenue from service fees and tuition as a result of COVID-19 pandemic related measures and restrictions. Other non-tax revenues comprise a number of sources, including but not limited to revenue from hospitals, school boards and colleges, vehicle and driver registration fees, sales and rentals of goods and services, other fees, licenses and permits, reimbursements of provincial expenditures in delivering certain services, royalties for the use of Crown resources, and electricity sector revenues such as power supply contract recoveries.

14	Financial Statement Discussion and Analysis, 2020–2021

Expense

Details of 2020–21 Actual Results ($ Billions)							Table 3
					Change from
	March 2020 Economic and Fiscal Update	2020 Budget[2]	2020–21 Actual	2019–20 Actual[3]	March 2020 Economic and Fiscal Update	2020 Budget	2019–20 Actual
Expense
Health sector[1]	67.8	73.0	69.5	63.7	1.7	(3.5)	5.8
Education sector[2]	30.3	31.0	31.3	30.2	1.0	0.3	1.1
Postsecondary education sector	10.7	10.7	9.8	10.5	(0.9)	(0.9)	(0.7)
Children’s and social services sector	17.7	17.9	17.5	17.1	(0.2)	(0.4)	0.4
Justice sector	4.5	4.6	4.9	4.7	0.4	0.3	0.2
Other programs[1]	30.1	37.4	36.1	26.0	6.0	(1.3)	10.1
Total Program Expense	161.1	174.6	169.0	152.3	7.9	(5.6)	16.7

Interest on debt	13.2	12.5	12.3	12.5	(0.9)	(0.2)	(0.2)

Total Expense	174.3	187.0	181.3	164.8	7.0	(5.7)	16.5

Reserve	2.5	2.5	–	–	(2.5)	(2.5)	–

[1]  All one-time COVID-19 Health response expenses in the 2020 Budget have been reclassified from Other programs sector to the Health sector.

[2]  Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in Table 3.9 of the 2020 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the financial statements provides details.

[3]  Prior year comparatives have been reclassified to be reflected on the same basis as that used to report the actual current year expenses. See Note 17 of the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

The March 2020 Economic and Fiscal Update was reflective of the uncertainty and volatility at the beginning of the COVID-19 pandemic. The outlook did not account for all the sudden and substantial impacts on the economy and Ontario’s finances — much of which was still unknowable at the time. The government made immediate funding available to ensure a comprehensive and timely response to the pandemic across the health sector and other critical public services. Throughout the first, second and third waves of the pandemic, the government worked in partnership with hospitals, the long-term care sector, schools, municipalities, First Nations and other public-sector organizations to provide the necessary resources for the evolving pandemic landscape — a tumultuous period that often required redeploying resources to meet emerging needs. As the Province moves forward, the Ontario government is continuing to do whatever it takes to protect the health and safety of the people of Ontario.

Financial Statement Discussion and Analysis, 2020–2021	15

Change from 2019–20 actuals

Total program expenses for 2020–21 increased by $16.7 billion or 11.0 per cent, from $152.3 billion in the previous fiscal year to $169.0 billion. Within the last 45 years, 2020–21 had the highest dollar year-over-year increase in annual program expenses.

●	Health sector expense increased by $5.8 billion or 9.1 per cent over the previous fiscal year, mainly due to additional spending in response to the COVID-19 pandemic:

●

This funding was used to support additional hospital beds to ensure hospitals can treat COVID-19 and other patients, reduce surgical backlogs from delayed or cancelled surgeries and procedures, PPE and other critical supplies, and support temporary pandemic pay and temporary personal support worker wage enhancement.

●

The investments also supported the Province’s COVID-19 testing and vaccination roll-out. Phase one of Ontario’s three-phased COVID-19 vaccination plan began in December 2020 and prioritized vaccinations for Ontario’s most vulnerable populations and those who care for them (approximately 1.8 million people), including health care workers as well as other priority groups such as, long-term care residents and staff, First Nation communities, seniors in retirement homes, and the elderly.

●

In addition, there was increased funding to long-term care homes related to the containment of COVID-19 as well as an increase in Level of Care supports and strengthened long-term care capital programs.

●	Health sector non-pandemic investments included:

●	Funding to help cover working funds deficits for qualifying public hospitals to improve the financial health and stability of hospitals;

●	Funding for hospitals to support care for the aging and growing population;

●	Hospital-based mental health services and programs; and

●	Capital expenses related to the purchase of critical laboratory, medical and information technology equipment.

●

Education sector expense increased by $1.1 billion or 3.6 per cent over the previous fiscal year, mainly due to investments in schools to keep students and staff safe, as well as the Support for Learners and Ontario COVID-19 Child Benefit initiatives to provide direct payments to parents to help offset added costs of COVID-19:

●	As of February 2021, Support for Learners received over 2.1 million applications of which over two million were processed for payment.

●	As of May 2021, the Ontario COVID-19 Child Benefit received over 2.3 million applications of which 2.25 million were processed for payment.

16	Financial Statement Discussion and Analysis, 2020–2021

●

Postsecondary education sector decreased by $0.7 billion or 6.7 per cent over the previous fiscal year, mainly due to students receiving increased federal benefits, as well as lower-than-forecasted college sector spending due to lower enrolment and reduced on-campus activities as a result of COVID-19;

●	Children’s and social services sector expense increased by $0.4 billion or 2.3 per cent over the previous fiscal year, primarily due to:

●	Investments to support the COVID-19 pandemic response, including the temporary pandemic pay program, temporary personal support worker wage enhancement and the residential relief fund; and

●	Transformational initiatives in the child welfare and developmental services programs to better meet the needs of children, youth and adults in care.

●

Justice sector expense increased by $0.2 billion or 4.3 per cent over the previous fiscal year, mainly due to COVID-19 related costs at correctional institutions and a one-time accounting adjustment related to the Victim Fine Surcharges Program. This was partially offset by decreases in some operational costs during the COVID-19 pandemic and lower payments made under the Crown Liability and Proceedings Act, 2019; and

●	Other programs expense increased by $10.1 billion or 38.8 per cent over the previous fiscal year, mostly reflecting:

●	More than $3.0 billion for the Ontario Small Business Support Grant, that provided support to more than 100,000 eligible small businesses impacted by COVID-19;

●

More than $2.7 billion in investments primarily to municipalities under the federal–provincial Safe Restart Agreement, additional COVID-19 recovery funding, the Social Services Relief Fund and Ontario Isolation Centres;

●

Additional funding of more than $2.0 billion to support municipal transit systems during the pandemic. This included funding from Ontario and the federal government through the Safe Restart Agreement, as well as additional funding provided by the Province, to help municipalities continue to deliver critical transit services;

●

Approximately $868 million increase for implementation of COVID-19 energy support programs including off-peak Time-Of-Use pricing, deferring a portion of Global Adjustment charges, the Energy Rebate Grant and the COVID-19 Energy Assistance Program;

●	More than $400 million for the procurement of PPE for the education and public sectors as well as supply chain support costs during the COVID-19 pandemic;

●	$176 million increase mainly due to investments in employment and training services, Occupational Health and Safety programs and the new Ontario Jobs Training tax credit;

Financial Statement Discussion and Analysis, 2020–2021	17

●	COVID-19 investments for prevention and control measures in retirement homes and support for the temporary pandemic premium pay for frontline workers; and

●	COVID-19 supports for Indigenous communities, the recognition of contingent liabilities associated with land and land-related claims and the payment of mercury contamination settlement benefits.

●	The increase in 2020–21 was partially offset by:

●	$123 million decrease in the agriculture Production Insurance program, primarily due to extraordinary payments in 2019–20 because of crop conditions; and

●

Lower than forecasted cultural media tax credit claims and lower expenditures by provincial tourism, culture, and heritage consolidated entities that had to temporarily limit or close their operations due to COVID-19.

Change from the March 2020 Economic and Fiscal Update

Total expense in 2020–21 was $181.3 billion, which was $7.0 billion higher than the March 2020 Economic and Fiscal Update. Program spending was $169.0 billion, up $7.9 billion from the plan of $161.1 billion. Spending in health, education, justice and other programs was higher than planned, partially offset by lower than planned spending in postsecondary education and children’s and social services (see Table 3). Interest on debt expense was $12.3 billion, which was $0.9 billion below the plan of $13.2 billion, primarily due to lower than forecast interest rates, offset by increased borrowings to fund a higher deficit.

See Chart 3 for details of program expense by sector.

18	Financial Statement Discussion and Analysis, 2020–2021

Total program spending was $7.9 billion or 4.9 per cent higher than the March 2020 Economic and Fiscal Update. The increase was primarily due to:

●

Health sector expense that was $1.7 billion or 2.5 per higher than planned, primarily due to increased investments in hospitals and long-term care homes during the COVID-19 pandemic, partially offset by reduced spending in other health sector programs including fewer visits to physicians and fewer non-emergency procedures. Key health care investments included:

●	Supporting the Province’s COVID-19 testing strategy, including maintaining and enhancing laboratory capacity and supporting assessment centres and testing sites;

●	Creating additional hospital bed capacity during the COVID-19 pandemic and reducing backlogs from delayed or cancelled surgeries and procedures;

●	Providing additional investments to help Ontario’s public hospitals recover from financial pressures created and worsened by COVID-19;

●

Supporting Ontario’s three phased COVID-19 vaccination plan. Phase one began in December 2020 and prioritized vaccinations for Ontario’s most vulnerable populations and those who care for them (approximately 1.8 million people), including health care workers as well as other priority groups such as, long-term care residents and staff, First Nation communities, seniors in retirement homes, and the elderly; Supporting temporary pandemic pay, purchasing PPE and other critical supplies, and supporting public health efforts; and

●	Investing in long-term care homes during the COVID-19 pandemic, including funding for infection prevention and control measures, staffing supports and PPE.

●

Education sector expense that was $1.0 billion or 3.3 per cent higher than planned, mainly due to investments in schools to keep students and staff safe, as well as the Support for Learners and Ontario COVID-19 Child Benefit initiatives to provide direct payments to parents to help offset added costs of COVID-19, partially offset by lower than forecasted school board spending;

●

Postsecondary education sector expense that was $0.9 billion or 8.4 per cent lower than planned, mainly due to students receiving increased federal benefits, as well as lower than forecasted college sector spending due to lower enrolment and reduced on-campus activities as a result of COVID-19;

●	Children’s and social services sector expense that was $0.2 billion or 1.1 per cent lower than planned, primarily due to:

●	Lower than projected spending on social assistance due to individuals and families receiving federal government benefits during the COVID-19 pandemic; and

Financial Statement Discussion and Analysis, 2020–2021	19

●	Lower developmental services spending with fewer clients coming into residential care and lower claims by families and individuals in the direct funding program.

●

Justice sector expense that was $0.4 billion or 8.9 per cent higher than planned, primarily due to COVID-19 expenses for costs related to industrial cleaning, commodity and medical supplies, accommodation lease costs to ensure correctional institutions and court facilities are safe and accessible, operational support for the AGCO due to the closure of non-essential businesses during the pandemic, and a one-time accounting adjustment related to the Victim Fine Surcharges Program; and

●	Other programs expense was $6.0 billion or 19.9 per cent higher than planned mainly due to:

●	More than $3.0 billion for the newly created Ontario Small Business Support Grant, that provided support to more than 100,000 eligible small businesses impacted by COVID-19;

●

More than $2.7 billion in investments primarily to municipalities under the federal–provincial Safe Restart Agreement, additional COVID-19 recovery funding, the Social Services Relief Fund and Ontario Isolation Centres;

●

Additional funding of more than $2.0 billion to support municipal transit systems to deliver critical transit services during the pandemic. This included funding through the Safe Restart Agreement, as well as additional funding provided by the Province;

●	Procurement of PPE for the education and public sectors as well as supply chain support costs during the COVID-19 pandemic;

●	COVID-19 investments for prevention and control measures in retirement homes and support for the temporary pandemic premium pay for frontline workers; and

●	COVID-19 supports for Indigenous communities, the recognition of contingent liabilities associated with land and land-related claims and the payment of mercury contamination settlement benefits.

●	Other program expenses for 2020–21 also reflected:

●

Lower than forecasted cultural media tax credit claims and lower expenditures by provincial tourism, culture, and heritage consolidated entities that had to temporarily limit or close their operations due to COVID-19;

●

A decrease in infrastructure expenditures primarily due to slower than the expected construction progress and delivery partner claims related to Broadband Infrastructure, Investing in Canada Infrastructure Program and the Clean Water and Wastewater Fund as a result of COVID-19 pandemic;

●	Lower than expected transfer payments due to revised construction timelines for municipal transit projects and lower than planned amortization due to delays in asset in-service dates;

20	Financial Statement Discussion and Analysis, 2020–2021

●

Transfer of contingency funds for program expenses in various sectors during the pandemic to ensure that the health care system was not overwhelmed, critical supports were available, and investments were made in recovery efforts to support jobs and the economy; and

●	Lower expenses across other programs due to the decreased operational cost during the pandemic.

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity including hospitals, school boards and colleges as well as the Ontario Public Service.

The expense labelled “Transfers” in Chart 4 reflect payments to a variety of service providers that support the delivery of public services. These third-party funding recipients include child care providers, social service agencies, municipalities, universities and health care professionals including physicians. As service providers, a large share of the spending of these third parties typically go to salaries and benefits. Transfers do not include transfers to hospitals, school boards and colleges — these are reflected in the other expense types such as operating costs and salaries and benefits, as reported by the organizations.

Financial Statement Discussion and Analysis, 2020–2021	21

Change from the 2020 Budget

Total program spending was $5.6 billion lower than the 2020 Budget, resulting in an actual program expense of $169.0 billion. Changes in program spending were primarily attributable to:

●

The 2020 Budget was prepared during the second wave of COVID-19 which introduced significant uncertainty regarding the future course, duration and severity of the pandemic. The 2020 Budget allocated additional resources to the Health sector. With continued uncertainty in the risk of surges and future waves of the pandemic, substantial amounts of funding was made available to critical areas specifically health care and hospitals. The third wave did not peak and recede in Ontario until late spring/early summer 2021, therefore spending was less than anticipated for 2020–21 as most of the spending to address the third wave of the pandemic occurred in 2021–22. Health sector expenses are $3.5 billion or 4.8 per cent lower than the 2020 Budget. Significant investments to respond to the pandemic were offset by lower-than-forecasted costs in other areas of health care.

●

Health sector expenses included increased funding for the hospital bed capacity as well as key investments in the long-term care homes sector including support for infection prevention and control measures such as increased staffing, additional PPEs, and increased sanitization practices as well as support to provide capacity through the specialized care centres to manage outbreaks in the long-term care homes.

●

Additionally, the COVID-19 pandemic resulted in lower utilization of the Assistive Devices and Supplies Program, fewer physician visits and fewer non-emergency procedures. Funding was provided to ensure that COVID-19 related physician services were available for new patient needs that emerged with the pandemic. This included temporary changes to redirect physician services to assessment centres and the hospital sector, enabling hospitals to maximize capacity and redeploy physicians to address the surge volumes of COVID-19 patients.

●

Education sector expense that was $0.3 billion or 1.0 per cent above plan, mainly due to investments in schools to keep students and staff safe, as well as the Ontario COVID-19 Child Benefit to provide direct payments to parents to help offset added costs of COVID-19, partially offset by lower-than-forecasted school board spending;

●

Postsecondary education sector expense that was $0.9 billion or 8.4 per cent below plan, mainly due to students receiving increased federal benefits, as well as lower-than-forecasted college sector spending due to lower enrolment and reduced on-campus activities as a result of COVID-19;

●	Children’s and social services sector expense that was $0.4 billion or 2.2 per cent below plan, primarily due to:

●	Lower than projected spending on social assistance due to individual families receiving federal government benefits during the COVID-19 pandemic; and

22	Financial Statement Discussion and Analysis, 2020–2021

●	Lower developmental services spending with fewer clients coming into residential care and lower claims by families and individuals in the direct funding program.

●

Justice sector expense that was $0.3 billion or 6.5 per cent above plan, primarily due to COVID-19 expenses for costs related to industrial cleaning, commodity and medical supplies, accommodation lease costs to ensure correctional services and court facilities are safe and accessible, operational support for the AGCO due to the closure of non-essential businesses during the pandemic, and a one-time accounting adjustment related to the Victim Fine Surcharges Program. This increase was partially offset by a decrease in some operational costs as a result of the pandemic; and

●	Other program expense that was $1.3 billion or 3.5 per cent below plan, mainly due to:

●

A decrease in infrastructure expenditures primarily due to COVID-19 related delays, including construction delays and delivery partner claims related to Broadband Infrastructure, Investing in Canada Infrastructure Program and the Clean Water and Wastewater Fund;

●	Lower expenditures by provincial tourism, culture, and heritage consolidated entities that had to temporarily limit or close their operations due to COVID-19;

●

Transfer of contingency funds for program expenses in various sectors during the pandemic to ensure that the health care system was not overwhelmed, critical supports were available, and investments were made in recovery efforts to support jobs and the economy; and

●	Lower than expected transfer payments due to revised construction timelines for municipal transit projects and lower than planned amortization due to delays in asset in-service dates.

●	Other program expenses in 2020–21 also reflected:

●	The Ontario Small Business Support Grant, that provided support to more than 100,000 eligible small businesses impacted by COVID-19;

●	Investments primarily to municipalities including additional COVID-19 recovery funding, the Social Services Relief Fund and Ontario Isolation Centres;

●	Procurement of PPE for the education and public sectors as well as supply chain support costs during the COVID-19 pandemic;

●	COVID-19 investments for prevention and control measures in retirement homes and support for the temporary pandemic premium pay for frontline workers; and

●	COVID-19 supports for Indigenous communities, the recognition of contingent liabilities associated with land and land-related claims and the payment of mercury contamination settlement benefits.

Financial Statement Discussion and Analysis, 2020–2021	23

Expense trend

Chart 5 shows the recent trends in spending for major program areas.

For many sectors, expense trends are increasing primarily due to time-limited investments in 2019–20 and 2020–21 as part of the government’s response to the COVID-19 pandemic, which included COVID-19 investments of $19.1 billion.

●	Health sector expense increased from $56.2 billion in 2016–17 to $69.5 billion in 2020–21, or on average by 5.4 per cent per year. The increased funding is primarily due to:

●	Time-limited investments to address COVID-19 pandemic including funding to prevent and contain the spread of COVID-19 in long-term care homes;

●	Support for Ontario hospitals and home and community care services;

●	Improving access to mental health and addictions services; and

●	Demands for the OHIP program arising from population growth and utilization growth in drug programs and cancer procedures.

●	Education sector expense increased from $26.5 billion in 2016–17 to $31.3 billion in 2020–21, or on average by 4.2 per cent per year. The increase is mainly due to:

●

Providing direct support to help parents through the Support for Learners and Ontario COVID-19 Child Benefit initiatives and supporting the safe operations of schools across the education sector due to the COVID-19 pandemic in 2020–21; and

24	Financial Statement Discussion and Analysis, 2020–2021

●	Negotiated school board labour enhancements such as compensation increases and investments in staffing and local priorities. Enrolment also grew over this period.

●

Postsecondary education sector expense increased from $9.4 billion in 2016–17 to $9.8 billion in 2020–21, or on average by 1.0 per cent per year. The increase is mainly due to increased college sector spending, partially offset by student financial assistance program and capital spending.

●	Children’s and social services sector expense increased from $15.7 billion in 2016–17 to $17.5 billion in 2020–21, or on average by 2.7 per cent per year. This primarily reflects:

●	Investments to support the COVID-19 pandemic response, including the temporary pandemic pay program and temporary personal support worker wage enhancement;

●	Increases to Ontario Disability Support Program caseloads;

●	Investments in the Ontario Autism Program;

●	Growing demand and complexity of services required for individuals with developmental disabilities; and

●	Transformational initiatives in the child welfare and developmental services programs to better meet the needs of children, youth and adults in care.

●	Justice sector expense increased from $4.1 billion in 2016–17 to $4.9 billion in 2020–21, or on average by 4.1 per cent per year. The increase is primarily due to:

●

COVID-19 expenses in 2020–21 related to industrial cleaning, commodity and medical supplies, and accommodation lease costs to ensure correctional services and court facilities were safe and accessible. This was partially offset by a decrease in some operational costs as a result of the pandemic;

●	New initiatives related to anti-human trafficking and the gun, gang and reduction in violence strategy;

●	Collective bargaining increases for the Ontario Provincial Police (OPP) and Correctional Services staff;

●	Payments made under the Crown Liability and Proceedings Act, 2019; and

●	A one-time accounting adjustment related to the Victim Fine Surcharges Program in 2020–21.

●

Other programs expense increased from $19.5 billion in 2016–17 to $36.1 billion in 2020–21, or on average by 16.6 per cent per year. The increase is primarily due to the government’s response to address the COVID-19 pandemic with $10.2 billion in investments in 2020–21 to ensure that critical supports were available, and investments were made in recovery efforts to support jobs and the economy:

Financial Statement Discussion and Analysis, 2020–2021	25

●

An increase of over $6.0 billion related to the expansion of Electricity Rate Mitigation Programs, including the Ontario Electricity Rebate (OER) which has provided electricity bill relief to most residential customers, farmers, and small businesses. The OER has also increased transparency on electricity bills in Ontario, while maintaining rate mitigation initiatives. It also includes the launch of the Renewables Cost Shift, which reduced energy costs for medium-size and larger industrial and commercial businesses. Of this, approximately $938 million has been dedicated to COVID-19 energy support programs in 2020–21 including off-peak Time-Of-Use pricing, deferring a portion of Global Adjustment charges, and introducing the Energy Rebate Grant and COVID-19 Energy Assistance Program.

●	More than $3.0 billion in one-time funding for the Ontario Small Business Support Grant, that provided support to more than 100,000 eligible small businesses impacted by COVID-19.

●

More than $2.7 billion in investments primarily to municipalities under the federal–provincial Safe Restart Agreement, additional COVID-19 recovery funding, the Social Services Relief Fund and Ontario Isolation Centres.

●

Over $2.0 billion in additional funding to support municipal transit systems during the pandemic in 2020–21, including funding from Ontario and the federal government through the Safe Restart Agreement, as well as additional funding provided by the Province to help municipalities continue to deliver critical transit services.

●	An increase in capital investments in public transit and provincial highways including funding for municipal transit projects and amortization expenses for provincial assets in service.

●

$509 million increase in expenditures from 2016–17 to 2020–21 for additional investments in federal–provincial cost sharing programs (Investing in Canada Infrastructure Program, Clean Water and Wastewater Funding), Toronto Waterfront Revitalization and Broadband Infrastructure.

●	COVID-19 investments for prevention and control measures in retirement homes and support for the temporary pandemic premium pay for frontline workers.

●	COVID-19 supports for Indigenous communities, the recognition of contingent liabilities associated with land and land-related claims and the payment of mercury contamination settlement benefits.

26	Financial Statement Discussion and Analysis, 2020–2021

Interest on Debt

Despite the challenges faced as a result of the pandemic, interest on debt expense was over $0.9 billion below plan from the March 2020 Economic and Fiscal Update in 2020–21, mainly as a result of lower than forecast interest rates on refinancing maturing debt as well as new debt issued to fund the deficit and investments in capital assets.

Interest on debt expense was $0.2 billion below plan from the 2020 Budget in 2020–21, mainly as a result of lower than forecast interest rates offset by higher than budgeted consolidation adjustments including lower interest capitalization.

Interest on debt expense fell from $12.5 billion in 2019–20 to $12.3 billion in 2020–21 as a result of lower borrowing rates on refinancing maturing debt as well as new debt issued to fund the deficit and investments in capital assets. See Table 3.

Chart 6 shows that the ratio of interest on debt to total revenue has fallen for Ontario over the past five years, from a high of 8.3 per cent in 2016–17 to the current level of 7.4 per cent. The decrease from 8.0 per cent in 2019–20 to 7.4 per cent in 2020–21 is due to the rate of increase in Ontario’s total revenues outstripping the rate of increase in the Province’s interest on debt expense.

Financial Statement Discussion and Analysis, 2020–2021	27

COVID-19 analysis

2020–21 COVID-19 Expenses by Sector ($ Billions)	Table 4
2020–21 Actual
Expense
Health sector	5.1
Education sector	2.9
Postsecondary education sector	0.3
Children’s and social services sector	0.4
Justice sector	0.2
Other programs	10.2
Total Expense	19.1
Note: Numbers may not add due to rounding.

Total estimated COVID-19 spending in 2020–21 was $19.1 billion, primarily attributable to:

●	Health sector expense of $5.1 billion, including investments to:

●	Ramp up COVID-19 testing and contact management and funding to support a provincewide vaccine rollout plan;

●	Support hospitals with COVID-19 expenses and critical care capacity, including additional hospital beds, as well as funding to address the surgical backlog;

●	Purchase PPE and critical supplies to protect health care workers, patients and people across the province and support infection prevention and control measures;

●	Provide additional Mental Health and Addictions supports as the pandemic has intensified the need for more mental health and addiction services; and

●	Support long-term care homes during the COVID-19 pandemic, including funding for infection prevention and containment measures, staffing supports and PPE.

●

Education sector expense of $2.9 billion, including direct payments to parents through the Support for Learners and Ontario COVID-19 Child Benefit initiatives, as well as investments to safely reopen schools and child care settings.

●	Other programs expense of $10.2 billion, including:

●

$3.0 billion for the newly created Ontario Small Business Support Grant, which helped more than 100,000 small businesses that were required to close or significantly restrict services as a result of provincial public health measures;

28	Financial Statement Discussion and Analysis, 2020–2021

●

$2.7 billion primarily related to investments for municipal operating supports under the federal–provincial Safe Restart Agreement and provincial COVID-19 recovery funding, as well as providing critical homelessness services through the Social Services Relief Fund; and

●

More than $2.0 billion mainly related to investments under the federal–provincial Safe Restart Agreement to provide funding to municipal transit systems to support safe operations during the COVID-19 pandemic.

Note: these totals are inclusive of federal support, such as the Safe Restart Agreement. Please see section below for more information.

Federal–Provincial COVID-19 Response Programs

●

Since the start of the pandemic, Ontario worked in partnership with the federal government to secure significant federal investments to support the people of Ontario. Through the Safe Restart Agreement (SRA), $5.1 billion was provided to Ontario in 2020–21 to protect public health and safety, prepare for potential future waves of the virus, and further support the safe reopening of the economy.

●	Ontario and the federal government finalized the agreement on September 16, 2020.

●

Funding to Ontario was provided through various streams. A total of $3.1 billion was provided through health care streams, which includes $1.2 billion for testing, contact tracing, and data management; $1.2 billion for PPE; $466 million for health care system capacity and mental health services; and $287 million to support vulnerable populations. In addition, the SRA provided $1.8 billion for municipalities and transit and $235 million for child care for returning workers.

●

In addition to the SRA, Ontario secured $1.1 billion in federal funding through the Support for Essential Workers Fund, which provided a temporary increase to wages of eligible frontline and support workers. Ontario also secured $763 million through the Safe Return to Class Fund, to provide critical supports and PPE to safely reopen schools, protect students, staff and support online and in-person learning. Ontario received one-time additional funding through the Workforce Development Agreement and recorded $8.6 million in one-time funding through the Canada-Ontario Bilateral Agreement for Pan-Canadian Virtual Care Priorities in Response to COVID-19 in addition to other supports.

Financial Statement Discussion and Analysis, 2020–2021	29

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 5
	2020–21 Actual	% of Total	2019–20 Actual	% of Total	Variance Increase (Decrease)
Cash and cash equivalents	33.4	28.4%	23.1	24.5%	10.3
Investments	28.9	24.6%	26.1	27.7%	2.8
Accounts receivable	15.3	13.0%	9.8	10.4%	5.5
Loans receivable	12.1	10.3%	12.1	12.9%	0.0
Other assets	1.2	1.0%	1.2	1.3%	0.0
Investment in Government Business Enterprises	26.6	22.7%	21.8	23.2%	4.8
Total Financial Assets	117.4	100.0%	94.1	100.0%	23.3
Note: Numbers may not add due to rounding.

Financial assets consist of items that include: cash and cash equivalents and investments that are available to the Province to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including investment in GBEs.

The Province’s financial assets increased by $23.3 billion in 2020–21 over the prior fiscal year. These increases were attributable to (see Table 5):

●

Cash and cash equivalents were $10.3 billion higher mainly due to operating, investing, capital and financial activities that included pre-borrowings of $6.1 billion as a well as building up adequate liquid reserves to fund maturities of $3.3 billion due in the next fiscal year;

●

Investments were $2.8 billion higher mainly as a result of pre-borrowing activities and maturity payment management, as well as an increase in investments by the broader public sector (BPS). Examples of investments include investments in government bonds and fixed-income securities, such as Guaranteed Investment Certificates and Government of Canada Bonds;

●

Accounts receivable were $5.5 billion higher mainly due to an increase in receivables for Personal Income Tax and other tax revenues, which were offset by decreases in Corporate and Sales Taxes. Increases in transfer payments and other receivables including payments from Government of Canada for programs and projects also contributed to the increase; and

●	Investment in GBEs increased by $4.8 billion mainly driven by an increase in the fair value of the Ontario Nuclear Funds as well as retained earnings in GBEs.

30	Financial Statement Discussion and Analysis, 2020–2021

Chart 7 shows the recent trends in financial assets for the Province.

After relatively stable total net investments in GBEs to 2019–20, total investment in GBEs increased significantly in 2020–21. The net increase was mainly due to the increase in the fair value of investments in the Ontario Nuclear Funds for nuclear waste management and decommissioning, as well as the Province’s retained earnings in GBEs.

The level of other financial assets including cash, accounts receivable and investments, tends to be more variable since these assets often reflect specific circumstances at fiscal year-end such as pre-borrowing for the following period’s needs.

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the Province and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in the Province’s statement of financial position as an investment in GBEs under financial assets.

Financial Statement Discussion and Analysis, 2020–2021	31

The reported net book value of Ontario’s tangible capital assets was $132.8 billion in 2020–21, increasing by $6.4 billion over the prior fiscal year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $62.5 billion in aggregate. The total also includes assets under construction, some of which are being built using the public-private partnership (P3) model, in which the private sector finances the assets during construction. The balance sheet includes assets under construction. The impacts of P3s on balance sheet liabilities are discussed in the Other Long-Term Financing section.

Growth in the net book value of capital assets has averaged 5.5 per cent annually over the period between 2016–17 and 2020–21. Most of the growth has been in new and renewed buildings and in transportation infrastructure including provincial highways, bridges and the transit network owned by Metrolinx, an agency of the Province.

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

32	Financial Statement Discussion and Analysis, 2020–2021

Infrastructure expenditures

The Province’s infrastructure spending in 2020–21 was $15.4 billion (see Table 6). This included $13.0 billion invested in assets owned by the Province and its consolidated entities as discussed in the Tangible Capital Assets section, and $2.4 billion provided for capital investment to non-consolidated partners such as universities and municipalities and other infrastructure expenditures. The total was lower than the $15.8 billion set out in the 2020 Budget primarily driven by delays in the delivery of capital projects across a number of sectors, as well as lower than forecast activity by delivery partners under claims-based programs, such as federal infrastructure programs. This was partially offset by higher than planned investments in the health sector, including facilities modifications and medical equipment to help address the COVID-19 outbreak.

Infrastructure expenditures, 2020–21 ($ Billions)			Table 6

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures

Transportation and transit	6.9	1.1	7.9

Health	2.9	0.2	3.1

Education	2.0	0.0	2.0

Postsecondary education	0.3	0.1	0.4

Other sectors[3]	0.9	1.0	1.9

Totals[4]	13.0	2.4	15.4

  [1] Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.

  [2] Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.

  [3] Includes government administration, natural resources, social, culture and tourism sectors.

  [4] Includes third-party investments in consolidated entities such as hospitals, colleges and school boards.

  Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2020–2021	33

Liabilities

The Province’s liabilities consist of debt and other financial obligations including accounts payable, unspent funds it received from the federal government and the estimated cost of future payments, including pensions and other employee future benefits liability. See Table 7.

Liabilities ($Billions)					Table 7

	2020–21 Actual	% of Total	2019–20 Actual	% of Total	Variance Increase (Decrease)

Accounts payable and accrued liabilities	36.7	7.5%	28.6	6.4%	8.1

Debt	405.0	82.5%	372.8	83.3%	32.2

Other long-term financing	16.9	3.4%	15.0	3.4%	1.9

Deferred revenue and capital contributions	14.2	2.9%	13.2	3.0%	1.0

Pensions and other employee future benefits liability	13.1	2.7%	12.1	2.7%	1.0

Other liabilities	5.2	1.1%	5.7	1.3%	(0.5)

Total Liabilities	491.0	100.0%	447.4	100.0%	43.6

Note: Numbers may not add due to rounding.

Debt

Debt and other long-term financing make up the largest share of liabilities. From 2019–20 to 2020–21, debt increased by $32.2 billion to $405.0 billion at fiscal year-end, primarily to finance the operating deficit as well as investments in infrastructure.

Table 8 summarizes how the Province used its net new financing in 2020–21.

Use of new financing by the Province, 2020–21 ($ Billions)	Table 8

Operating deficit and other transactions[1]	8.1

Investment in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges[2]	10.6

Increase in the Province’s cash and investments funded by cash holdings[3]	13.0

31.7

Decrease in other long-term financing, Tangible Capital Assets financed by Public-Private Partnership (P3)[4]	0.4

Net new financing	32.2

  [1] Decrease in cash from a net increase of $8.3 billion in changes to assets and liabilities net of the Province’s operating deficit of $16.4 billion. See the Consolidated Statement of Cash Flow.

  [2] New TCA investments of $10.8 billion less proceeds of $0.2 billion from the sale of tangible capital assets.

  [3] Decrease in cash due to Investment purchases in excess of retirements of $2.7 billion and the build-up of cash reserve of $10.3 billion.

  [4] Including net decrease in financing of capital projects through Public-Private Partnership (P3). See Note 4 to the Consolidated Financial Statements.

  Note: Numbers may not add due to rounding.

The government completed an annual borrowing program of $59.8 billion in 2020–21, compared to $39.5 billion borrowing program completed in 2019–20.

34	Financial Statement Discussion and Analysis, 2020–2021

Other long-term financing

This category includes debt incurred to finance construction of public assets including those procured through the P3 model. All assets that are owned by the Province and its consolidated entities, and the associated financing liabilities, are reflected on the Province’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, see the Tangible Capital Assets section.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues and other liabilities.

Chart 9 shows the recent trends in liabilities for the Province. This trend over the period between 2016–17 and 2020–21 shows public debt rising, mainly to fund capital investments and the annual deficit. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at fiscal year-end such as accrued liabilities for goods and services.

Financial Statement Discussion and Analysis, 2020–2021	35

Risks and risk management

The Province’s financial results and financial reporting are subject to various risks and uncertainties over which the government may have limited or no control. COVID-19 has been challenging for all governments worldwide, including Ontario, affecting the province’s health, economy and social structures, necessitating the government’s quick response in the face of a global threat. The response included additional expenditures and investments to protect citizens and enable continuity of services that the people of Ontario rely on, from health care, to justice systems, education, social services and more, with responsive policy and program changes. At the same time, the government took bold and timely steps to modernize services and offset economic impacts suffered by Ontario’s businesses.

To this end, the government utilized an array of tools including contingency funds to address risks that materialized. Through the use of the standard contingency fund, the Province committed a total of $3.0 billion ($2.9 billion for operating and $0.1 billion for capital) in the 2020 Budget, up from $1.3 billion in the March 2020 Economic and Fiscal Update. Given the uncertain and unprecedented impact of the global pandemic, an additional top-up of $2.1 billion to the standard contingency fund was made in 2020–21 after the 2020 Budget release. Funds from the standard contingency fund were used to support initiatives such as:

●	Ontario COVID-19 Child Benefit to provide financial support for families with learners to help with additional costs during the COVID-19 pandemic;

●

About 50 per cent of the Ontario Small Business Support Grant, which helped small businesses that were required to close or significantly restrict services as a result of provincial public health measures;

●	Procurement of PPE for the education and public sectors as well as supply chain support costs during the COVID-19 pandemic;

●

One-time assistance to Ontario’s 444 municipalities and as well as municipal transit systems to help local governments address municipal operating pressures and maintain critical services such as public transit;

●

Maintaining homelessness supports to ensure continuity of critical supports for vulnerable people based on local need, and for municipal service managers and Indigenous program partners responding to rising COVID-19 caseloads in shelter settings; and

●	Recurring or as needed government expenses such as Emergency Forest Fire Fighting, Disaster Relief and Land Claims costs.

As part of the government’s effort to combat the pandemic and support the recovery of the province, the government also maintained dedicated pandemic-related contingency funds in 2020–21, which were fully allocated. In the March 2020 Economic and Fiscal Update, the Support for People and Jobs Fund totalled $2.0 billion and the COVID-19 Health Contingency Fund totalled $1.0 billion. In the 2020 Budget the Support for People and Jobs Fund totalled $5.0 billion and the COVID-19 Response including COVID-19 Health Contingency Fund totalled $8.3 billion.

36	Financial Statement Discussion and Analysis, 2020–2021

In 2020–21, funds from the Support for People and Jobs Fund were used to support initiatives such as:

●

Investing in the first round of payments for the Ontario Small Business Support Grant, which helped more than 100,000 small businesses that were required to close or significantly restrict services as a result of provincial public health measures;

●	Providing payments to parents through the Support for Learners initiative to assist with the added costs of COVID-19 such as technology for online learning;

●	Delivering urgent relief to small businesses and their landlords through the Ontario-Canada Emergency Commercial Rent Assistance Program, in partnership with the federal government;

●	Delivering property tax rebates to approximately 14,000 businesses required to close or significantly restrict services as a result of provincial public health restrictions;

●	Doubling the Guaranteed Annual Income System payment for six months, starting in April 2020, to provide urgent support for more than 190,000 low-income seniors;

●	Expanding the Risk Management Program to support farmers with unforeseen challenges such as fluctuating market prices, extreme weather events like flooding or drought, and disease; and

●

Supporting Indigenous-owned small and medium-sized businesses to help them with much needed capital during the pandemic, including loans of up to $50,000 for businesses that are either ineligible for, or unable to access, existing federal and provincial COVID-19 response initiatives for small businesses.

Funds from the COVID-19 Health Contingency Fund were used to support initiatives such as:

●	Provincial COVID-19 laboratory testing strategy, including maintaining and enhancing assessment centres, and contact tracing;

●	Adding additional bed capacity in hospitals and alternate health facilities across the province to treat COVID-19 patients and improve access to care;

●

Supporting hospitals with COVID-19 related expenses, including funding to reduce the surgical backlog from delayed or cancelled surgeries and procedures, and procuring PPE and critical supplies to protect health care workers, patients, and people across the province;

●	Providing funding for additional Mental Health and Addictions supports as the pandemic has intensified the need for more mental health and addiction services; and

●	Investing in long-term care homes during the COVID-19 pandemic, including funding for infection prevention and containment measures, staffing supports and PPE.

Financial Statement Discussion and Analysis, 2020–2021	37

The Province monitors information flows regarding revenues on an ongoing basis to assess potential risks to its finances. Ontario’s revenues rely heavily on the level and pace of economic activity in the province. Ontario manages risks to the revenue forecast by consulting with private-sector economists to inform the government’s planning assumptions. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are typically set slightly below the average private-sector forecast.

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue compared to larger revenue sources such as tax revenue — the risks they present are relatively less material to the fiscal plan. In addition, these risks are difficult to predict and quantify; for example, the federal transfers are subject to federal policy changes while GBEs’ net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement uncertainty.

Collaboration with the Canada Revenue Agency, which administers approximately 77 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario is currently exploring ways to enhance corporate income tax revenue forecasting and monitoring.

Provisions for losses that are likely to occur as a result of contingent liabilities such as ongoing litigation and land claims, and that can be reasonably estimated are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the Province’s risk management strategies which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board can have an impact on Ontario’s budgets, estimates and actual results. While changes in Canadian GAAP had no material impacts in the current fiscal year, the Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

As required under the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA), a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the Province’s fiscal performance. The 2020 Budget Plan included a $2.5 billion reserve for 2020–21. Due to the economic uncertainty caused by the pandemic, this was set at a historically high level, compared to typical reserve levels. Excluding this reserve, the projected deficit for 2020–21 in the 2020 Budget was $36.0 billion.

38	Financial Statement Discussion and Analysis, 2020–2021

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position will be used to assess Ontario’s financial position. The levels and trends of these measures indicate the impacts of economic and other events on the Province’s finances. The ratio and the level of each over the past five fiscal years are outlined in Table 9.

Key Financial Ratios						Table 9
For the fiscal year ended March 31
		2016–17	2017–18	2018–19	2019–20	2020–21
Sustainability	Net Debt- to-GDP (%)	39.7%	39.3%	39.3%	39.6%	43.9%
	Net Debt to Total Revenue (%)	223.2%	215.0%	219.9%	226.4%	226.5%
	Net Debt per Capita ($)	$22,636	$23,016	$23,620	$24,293	$25,354
Flexibility	Interest on Debt to Total Revenue (%)	8.3%	7.9%	8.1%	8.0%	7.4%
	Own-Source Revenue to GDP (%)	14.7%	15.2%	15.0%	14.7%	15.4%
Vulnerability	Federal Transfers to Total Revenue (%)	17.4%	16.5%	16.3%	16.3%	20.6%
	Foreign Currency Debt to Revised Total Debt (%)	17.1%	17.9%	17.1%	16.1%	15.8%
	Unhedged Foreign Currency Debt (%)	0.2%	0.2%	0.2%	0.2%	0.1%

Notes:

1) Actual results for 2016–17 reflect a change in accounting treatment for net pension assets of jointly sponsored pension plans.

2) Net debt was restated to reflect prepaid expenses and inventory supplies being reclassified as non-financial assets, as opposed to financial assets in prior years.

3) Beginning in 2019–20, Ontario is presenting public debt less of any investments in its own bonds and treasury bills.

4) The forecasts of net debt and related ratios in the annual Budget are based on a calculation that includes the reserve.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2021, released by the Ontario Ministry of Finance. Population estimates are from Statistics Canada.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of the Province’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP generally indicates higher sustainability.

The Province’s net debt-to-GDP ratio was 43.9 per cent at the end of fiscal year 2020–21, lower than the 47.0 per cent forecast in the 2020 Budget. As shown in Table 9, this ratio has increased by 4.3 per cent over the prior year largely due to the COVID-19 pandemic resulting in the significant increase in the deficit and the economic impact of the pandemic that resulted in lower GDP. The ratio of net debt to total revenue is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt-to-revenue ratio generally indicates higher sustainability. This ratio has increased by 0.1 percentage points from the prior year to 226.5 per cent in 2020–21, primarily due to net debt rising slightly faster than revenue.

Financial Statement Discussion and Analysis, 2020–2021	39

Measures of flexibility

The ratio of Interest on Debt to Total Revenue shows the share of provincial revenue that is being used to pay interest expense on debt and therefore is not available for programs. A lower ratio generally indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 8.3 per cent in 2016–17 to the current level of 7.4 per cent. Lower interest rates on both refinancing maturities and new debt issued, as well as the Province’s strategy of extending the duration terms of its borrowing program and locking in historically low interest rates for a longer period, has also contributed to lower interest costs. This strategy has extended the weighted-average term to maturity of provincially issued debt from approximately eight years in 2009–10 to 12 years in 2020–21.

Own-source revenue as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden may make a jurisdiction less competitive, therefore increases in this ratio may reduce future revenue flexibility. Ontario’s ratio was stable between 2016–17 and 2020–21.

Measures of vulnerability

Transfers from the federal government as a percentage of total revenue, is an indicator of the degree to which the Province relies on the federal government for revenue. A higher ratio may imply that a provincial government is more reliant on federal transfers. Provinces may have limited control over the value of these transfers and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers (including direct transfers to the BPS) increased from 17.4 per cent in 2016–17 to 20.6 per cent in 2020–21, mainly reflecting higher one-time funding related to the COVID-19 pandemic in 2020–21. Prior to 2020–21 the share of federal transfers had a largely declining trend over the previous 5 years reflecting lower equalization entitlements and a lower rate of growth relative to past years in the Canada Health Transfer.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor and funding base. It also ensures that the Province will continue to have adequate access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to foreign currencies through the use of financial instruments. Effective hedging has allowed the Province to consistently limit its exposure to foreign currency fluctuations to 0.2 per cent of debt issued for provincial purposes in 2016–17, declining to 0.1 per cent in 2020–21.

40	Financial Statement Discussion and Analysis, 2020–2021

Fiscal Management

Efficient and effective use of taxpayer dollars

To support long-term economic growth and sustainable public finances, the government must evolve and continue to modernize its programs and services.

In October 2020, the Province released Ontario Onwards: Ontario’s COVID-19 Action Plan for a People-Focused Government, a plan to make government more effective for the people of Ontario. Ontario Onwards outlines how the government will:

1.	Make public-sector services and service delivery modern and customer focused, with reduced red tape while protecting public health and safety;

2.	Make public sector digital- and data-driven and put data at the centre of government decision-making;

3.	Increase efficiency, effectiveness and speed of government operations and decisions; and

4.	Improve government purchasing by leveraging the buying power of the Province, while taking advantage of the innovation and creativity of local Ontario businesses.

To improve how people and businesses experience services and supports in Ontario, the 2020 Budget announced an investment of $500 million through the Ontario Onwards Acceleration Fund. This fund is a vital step in achieving the vision of an Ontario that is among the most digitally advanced jurisdictions in the world. The government’s investments in projects that emphasize digital-first and Lean methods will ensure more customer-focused, efficient and effective delivery of services.

Initiatives receiving support from the fund in 2020–21 included:

●

A new case management system for Tribunals Ontario, which will replace obsolete legacy systems. Once implemented, the new system will modernize client interactions, provide comprehensive online dispute resolution services, and enhance parties’ ability to monitor cases online and receive/submit documents electronically.

●

The introduction of a new form of secure, electronic government-issued ID that can, once implemented, be used to conveniently access government and private-sector services while protecting data privacy.

●

Increasing the capacity of the Lean and Continuous Improvements Office, which is implementing Lean management systems, reducing internal red tape, and imbedding Lean and continuous improvement across government.

●

Projects supporting the government’s regulatory reform agenda. The government is working to improve Ontario’s regulatory framework by providing opportunities for immediate feedback, automating and digitizing operations for 24/7 responsiveness, and delivering customer-focused services by expediting self-registration and self-reporting.

Financial Statement Discussion and Analysis, 2020–2021	41

Since the outset of the pandemic, the Ontario government promised to do whatever is necessary to respond to COVID-19, while balancing these needs with the long-term sustainability of Ontario’s finances. Ontario’s plan for 2020–21 built in significant levels of prudence in the form of contingency funds to ensure it has the fiscal flexibility to respond to changing circumstances. It is also reflected in the government’s prudent decision to establish dedicated contingency funds to provide targeted, time-limited support for critical services and address the extraordinary needs of the people of Ontario throughout the pandemic.

As Ontario moves further into economic recovery, the government’s multi-year business planning process will continue to focus on transforming the way ministries do business and making government smarter, nimbler and more efficient. This will help to ensure that Ontario continues to be ready to respond to future crises and protect the long-term sustainability of the programs and services that the people and businesses of Ontario rely on.

42	Financial Statement Discussion and Analysis, 2020–2021

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of government spending and the related activities in these sectors.

Health care

The government acts as a steward of the health care sector, providing overall direction and leadership for the system, including planning and resource management. The government also manages key provincial programs including hospitals, long-term care homes, home and community care, OHIP, the assistive devices program, drug programs, emergency services, independent health facilities, and laboratory services.

The impact of the COVID-19 pandemic has been unprecedented with uncertain trajectory during most of 2020–21. The primary focus had been addressing extraordinary capacity challenges and making resources available across the health care system to ensure it is able to respond to the pandemic to protect the health of the people of Ontario.

The government made the following commitments in response to the COVID-19 outbreak:

●

Invested approximately $104 million in 2020–21 to support Ontario’s three phased COVID-19 vaccination plan. Phase one began in December 2020 and prioritized vaccinations for Ontario’s most vulnerable populations and those who care for them (approximately 1.8 million people), including health care workers as well as other priority groups such as, long-term care residents and staff, First Nation communities, seniors in retirement homes, and the elderly.

●

During Phase 1, vaccines were distributed through hospital site clinics, mobile teams, site-specific clinics, mass immunization clinics and pharmacies. Operation Remote Immunity provided vaccinations to northern and remote Indigenous communities.

●

The Province worked with public health unit and hospital partners to establish mass immunization clinics, and started to ramp up pharmacies, primary care centre, and mobile clinics to mobilize for Phase 2 of the roll out. During this time, the Province established the Provincial Vaccine Call Centre to help Ontarians book appointments at mass immunization clinics and answer their questions about the vaccine roll out.

●

Introduced a comprehensive COVID-19 testing strategy to rapidly identify and contain any COVID-19 outbreaks including testing sites and assessment centres, participating community laboratories and pharmacies.

●

Invested an additional $100 million to support additional mental health and addictions services and supports for those impacted by the pandemic, including children, frontline workers, and individuals experiencing mental health and addictions issues.

Financial Statement Discussion and Analysis, 2020–2021	43

●

Additional investments to increase capacity to ensure hospitals could treat COVID-19 and other patients, including opening the new Cortellucci Vaughan Hospital, the first newly built hospital to open in Ontario in 30 years that adds net new capacity to the system.

●

Provided a temporary wage enhancement on top of existing wages to personal support workers who work on the front lines and protect the most vulnerable patients in home and community care, long-term care homes and public hospitals.

●

To reduce the impacts of the second wave of COVID-19 and the influenza season, launched the largest flu immunization campaign in Ontario’s history. Additional high-dose vaccines were purchased to protect the most vulnerable.

●

Provided long-term care homes with the resources, tools, and assistance needed to keep residents and staff safe during the pandemic, including staffing, PPE and other prevention and containment measures.

Other results reported in 2020–21 include:

●

Invested $176 million to help expand access for critical mental health and addictions support and reduce wait times for critical services. The funding supports children and youth mental health services, opioid addictions treatments, community mental health programs such as those that address eating disorders, and supportive housing programs for people who are homeless and face mental health and addictions issues.

●

Supported hospitals to cover working funds deficits by providing qualifying public hospitals with additional funding, with a focus on small, medium as well as specialty and rehabilitation hospitals that carry a large fiscal strain due to their unique situations and historical funding challenges.

●	Provided funding to support Ontario hospitals with their non-COVID related investments to continue working on expanding capacity and to help address hallway health care.

●

Provided assistance for minor capital repairs and renovations in long-term care homes, including plumbing and water supply cleaning, ventilation and cooling, repairing or replacing furniture, equipment and other renovations to support physical distancing.

●

Introduced the Connecting People to Home and Community Care Act, 2020, which, integrates home and community care into broader health system legislation and recognizes that home and community care is a vital part of an integrated health care system and no longer a stand-alone service. This new legislation will allow Ontario Health Teams to deliver more innovative models of home and community care. Patients will benefit from primary care, hospitals, home and community care and long-term care providers being able to collaborate directly to provide care that best meets individual care needs. Ontario Health Teams will work together to understand a patient’s full health care history, directly connect them to the different types of care they need and help patients 24/7 in navigating the health care system.

44	Financial Statement Discussion and Analysis, 2020–2021

Education

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, ensuring that young people develop in-demand skills that can be applied to the labour market for good, high paying jobs.

Results reported by the Ministry of Education in 2020–21 include:

●

Supported the continuity of learning by making home and remote learning more accessible across the province. Launched the Learn at Home website to offer students and parents access to high quality math and literacy resources in English and French. The site was regularly updated and expanded to include resources in a variety of subject areas for students in Kindergarten to Grade 12 and their families.

●

Released the plan for the safe reopening of schools that prioritized the health and safety of students and staff and provided school boards with unprecedented resources and flexibility while accommodating regional differences in trends of public health indicators.

●

Provided school boards with guidance to reopen Ontario’s schools and targeted, immediate and evidence-informed investments to support a number of initiatives such as PPE, staffing, public health nurses, testing capacity, health and safety training and supports for students’ mental health and students with special education needs.

●	Improved child care. In 2020–21, there were 464,538 licensed child care spaces for children 0-12 years of age, a 0.4 per cent increase over 2019–20.

●

Provided direct support to families through the Support for Learners and Ontario COVID-19 Child Benefit to help offset added costs of COVID-19. Both programs provided one-time funding for children and youth up to Grade 12, and for children and youth with special needs up to age 21. To date, over 2.1 million applications have been received and over 95 per cent of applications have been processed for the Support for Learners program. The Ontario COVID-19 Child Benefit was made automatically to all recipients of the Support for Learners payment and received over 200,000 new applications bringing total applications to 2.3 million. Of these more than 97 per cent have been processed.

Postsecondary education

Ontario’s postsecondary system prepares students and job seekers with the high-quality education, skills and opportunities needed to get good jobs, providing Ontario’s employers with the skilled workforce and talent they need to thrive and prosper.

The Ministry of Colleges and Universities provides operating funding to publicly assisted colleges, universities and Indigenous Institutes, manages capital funding programs in the postsecondary sector and funds world-class research in Ontario universities, colleges and academic hospitals fueling the province’s economic growth.

Financial Statement Discussion and Analysis, 2020–2021	45

Results reported in 2020–21 include:

●	Provided financial assistance through OSAP to over 425,000 students in the 2020–21 fiscal year.

●	Provided more than $100 million for 22 publicly assisted colleges and universities to help address the financial impacts of COVID-19 in 2020–21.

●	A 71 per cent postsecondary education attainment rate in 2020–21, which remained steady from 71 per cent in 2019–20.

●	Invested in 35 peer-reviewed research projects that are advancing knowledge related to preventing, detecting and treating COVID-19 through the Ontario COVID-19 Rapid Research Fund.

Children’s and social services

The Ministry of Children, Community and Social Services (MCCSS) funds and delivers programs and services that promote thriving and inclusive communities, help the people of Ontario build independence and improve their quality of life.

Results reported in 2020–21 include:

●

Provided a temporary wage enhancement of $3 per hour on top of existing wages for workers who provide direct support services including to children and youth with special needs and their families through MCCSS-funded programs and services, including respite.

●

Expanded access to emergency assistance for the people of Ontario in financial crisis needing help paying for food and housing, who are not already on social assistance and do not have access to other supports.

●

Created the Emergency Benefit for Ontarians for those who receive income support from Ontario Works or the Ontario Disability Support Program to assist with additional COVID-19 costs, such as food, cleaning supplies, PPE and non-medical transportation.

●

Partially or fully exempted some income types received under Canada’s federal COVID-19 benefits for existing social assistance recipients, while allowing them to retain access to the health and other benefits they receive through social assistance if the federal benefits would otherwise make them financially ineligible.

●

Making additional funding available for emergency shelters, food banks, charities, non-profits, and emergency services to enable the support of vulnerable populations, including the homeless and low-income families who use social services.

●	Provided supports to address increased costs for service providers as the incidence of gender-based violence and domestic violence has continued to increase during the pandemic.

46	Financial Statement Discussion and Analysis, 2020–2021

●

Ensured Children’s Aid Societies continue to operate and provide services to children, youth and families during the pandemic by encouraging societies to use technology where possible and appropriate and do wellness check-ins while also observing local public health recommendations.

●

Made regulatory and policy amendments to ensure that throughout the COVID-19 outbreak, youth in care who turn 18 and former youth in care who turn 21 will not age out of the supports and services they are currently receiving through Children’s Aid Societies.

●	Supported and provided flexibility to service providers for children with special needs and autism and continued to provide the Ontario Autism Program interim one-time funding to all new registrants.

●	Implemented temporary changes to its family support and respite programs to support families, while physically distanced at home and while community-based programs and services are limited.

●

Providing emergency assistance to support First Nations, Inuit and Métis partners and urban Indigenous service providers with COVID-19 and related emergency-response initiatives that will promote community health and well-being.

●

In addition, recognizing the impact of the COVID-19 outbreak, the Premier’s Council on Equality of Opportunity is working collaboratively with government, communities and young people to provide advice on policies and programs to address the disproportionate impacts of the outbreak on marginalized families and youth.

Justice

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, and provision of legal services and supports to victims and vulnerable persons, as well as administering the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2020–21 include:

●

Throughout the COVID-19 emergency and recovery, the Ministry of the Attorney General has worked with partners to move more justice services online and accelerate access to justice through a number of groundbreaking innovations. The Justice Accelerated Strategy builds on this momentum and includes additional capacity for conducting court proceedings, offering more remote proceedings, and providing online methods for filing and interacting with the court.

●

The Ministry of the Solicitor General is responsible for community safety, including emergency management. During COVID-19, the ministry-operated Provincial Emergency Operations Centre helped ensure effective and coordinated responses through daily contact with lead provincial ministries such as the Ministry of Health, municipal and First Nation communities, government and non-government agencies, and federal partners.

Financial Statement Discussion and Analysis, 2020–2021	47

●

The Ministry of the Solicitor General implemented and oversaw enforcement of orders made under three COVID-19 declared provincial emergencies between March 17, 2020 and June 2, 2021, including two Stay-at-Home orders.

●

The Solicitor General was appointed co-chair of the Province’s COVID-19 Vaccine Distribution Task Force and the ministry, in partnership with the Ministry of Health, have shared responsibility for the successful rollout of Ontario’s immunization program.

●

The Ministry of the Solicitor General also introduced and is responsible for the Reopening Ontario (A Flexible Response to COVID-19) Act, 2020, which extends specific orders to help reduce transmission of COVID-19 and has been instrumental for the safe reopening of the province. The Solicitor General provides monthly reports on the Act.

●

During the COVID-19 emergency, measures were put in place to protect ministry frontline workers and support the delivery of critical programs and services to the people of Ontario. Guidance was provided to police officers, firefighters, coroners, forensic personnel and correctional service staff in response to COVID-19, including best practices for physical distancing and use of PPE.

●

In its 2019 Budget, the Government of Ontario announced plans to establish a competitive market for legal, online gambling in Ontario. The 2020 Budget announced that an AGCO subsidiary would be established to conduct and manage the new iGaming offerings. On July 6, 2021, amendments to the Alcohol Cannabis and Gaming Regulation and Public Protection Act, 1996 came into effect which establish the iGaming subsidiary with a mandate to conduct and manage internet gaming (iGaming). The subsidiary, called iGaming Ontario, was incorporated on the same day. Ontario’s iGaming market is expected to launch in December 2021.

●

Throughout 2020–21, the Ministry of the Attorney General and the Ontario Ministry of Finance have been seeking input from stakeholders in the alcohol industry along with the public to support the development of new regulations that will modernize the legal framework for the sale, service and delivery of alcohol. The government expects to proclaim the new framework into force in fall 2021. The new framework aims to reduce burden and increase flexibility for businesses, as well as make it easier for both businesses and consumers to understand the rules.

●

In 2020–21, the First Nations Policing Program supported the employment of over 400 First Nation Constables to help First Nations receive sustainable, accountable, equitable and culturally responsive policing. The Province also contributed to significant infrastructure investments that directly benefited seven First Nations police services that deliver frontline policing to over 85 First Nations in Ontario.

48	Financial Statement Discussion and Analysis, 2020–2021

Condition and capacity of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach. This includes a focus on asset management to ensure the delivery of high-quality public services, while efficiently managing the costs.

●

The Province compiled its first asset inventory in 2016 as a key step in managing provincial assets more effectively. The inventory is now updated annually and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets including buildings and the Province’s entire road and bridge network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain BPS organizations) by the Province, as well as some other assets that are funded in part, but not owned or consolidated, by the Province.

●

The Province uses the inventory to track, monitor and report on the physical condition of assets. For example, the inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

●

Ontario continues to expand infrastructure asset data management to include other relevant data such as the current and projected capacity and utilization of assets. This integrated data provides a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

Financial Statement Discussion and Analysis, 2020–2021	49

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in financial reporting. Throughout the fiscal year, the Province provides regular updates on Ontario’s finances. The Annual Report and Consolidated Financial Statements along with supplementary information are central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position at the end of the year.

Recent developments in public sector accounting standards

The Province’s financial reports are prepared in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

As described in Note 1 to the Consolidated Financial Statements, future changes in both public-sector and private-sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in Ontario’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include PSAB’s review of its employment benefits standard, which includes accounting for pensions as well as accounting for financial instruments, foreign currency translation, asset retirement obligations, revenue reporting and public-private partnerships (P3s).

The C.D. Howe Institute Fiscal Accountability Report

Annually, the C.D. Howe Institute issues its annual commentary on fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness and reliability of these government financial reports. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

The last report was released in August 2020 covering the Public Accounts of Ontario 2018–2019. In the report, for the second consecutive year, Ontario had improved its grade.

At the sign-off date for the 2020–21 Public Accounts, the 2021 Fiscal Accountability Report covering the Public Accounts of Ontario 2019–2020 had not been issued.

50	Financial Statement Discussion and Analysis, 2020–2021

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2020–2021	51

52	Consolidated Financial Statements, 2020–2021

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2021, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Deficit, and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2021, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated deficit and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Other Accompanying Information

The Government of Ontario (Government) is responsible for the information in the 2020-21 Public Accounts of Ontario Annual Report.

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Consolidated Financial Statements, 2020–2021	53

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•   Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

•   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

54	Consolidated Financial Statements, 2020–2021

•   Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions may cause the Province of Ontario to cease to continue as a going concern.

•   Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Original signed by

Toronto, Ontario	Bonnie Lysyk, MBA, FCPA, FCA, LPA
August 27, 2021	Auditor General

Consolidated Financial Statements, 2020–2021	55

56	Consolidated Financial Statements, 2020–2021

Province of Ontario

Consolidated Statement of Operations

($ Millions)	2020–21 Budget[1]	2020–21 Actual	2019–20[2]

Revenue (Schedules 1 and 2)

Personal Income Tax	36,901	40,333	37,743

Sales Tax	24,879	26,576	28,619

Corporations Tax	9,941	17,775	15,414

Employer Health Tax	6,346	6,537	6,731

Education Property Tax	6,060	6,040	6,179

Ontario Health Premium	4,007	4,330	4,059

Gasoline and Fuel Taxes	3,051	2,584	3,590

Other Taxes	6,277	6,709	5,943

Total Taxation	97,462	110,884	108,278

Transfers from Government of Canada	33,360	33,924	25,398

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	9,740	7,790	9,281

Income from Investment in Government Business Enterprises (Schedule 9)	3,550	5,009	5,896

Other	6,962	7,286	7,243

	151,074	164,893	156,096

Expense (Schedules 3 and 4)

Health	72,992	69,478	63,716

Education[3]	32,659	32,885	31,751

Children’s and Social Services	17,927	17,469	17,105

Interest on Debt	12,456	12,274	12,495

Postsecondary Education	10,669	9,827	10,520

Justice	4,557	4,855	4,715

Other Programs	35,782	34,509	24,466

	187,042	181,297	164,768

Reserve	2,500	–	–

Annual Deficit	(38,468)	(16,404)	(8,672)

[1]	Amounts reported as “Current Outlook” in 2020 Budget.
[2]	2019–20 actual expense has been reclassified to reflect ministry and program structure on the same basis as presented in the current year to ensure comparability. See Note 17a.
[3]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2020–2021	57

Province of Ontario Consolidated Statement of Financial Position

As at March 31 ($ Millions)	2021	2020

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	36,651	28,576

Debt (Note 2)	405,012	372,790

Other Long-Term Financing (Note 4)	16,850	14,975

Deferred Revenue and Capital Contributions (Note 5)	14,241	13,239

Pension and Other Employee Future Benefits (Note 6)	13,099	12,081

Other Liabilities (Note 7)	5,159	5,737
	491,012	447,398

Financial Assets

Cash and Cash Equivalents	33,385	23,083

Investments (Note 8)	28,856	26,130

Accounts Receivable (Schedule 6)	15,292	9,803

Loans Receivable (Schedule 7)	12,117	12,064

Other Assets	1,207	1,168

Investment in Government Business Enterprises (Schedule 9)	26,591	21,818
	117,448	94,066

Net Debt	(373,564)	(353,332)

Non-Financial Assets

Tangible Capital Assets (Note 9)	132,830	126,464

Prepaid Expenses and Other Non-Financial Assets	1,440	1,104
	134,270	127,568
Accumulated Deficit	(239,294)	(225,764)

For additional information, see Contingent Liabilities, Contingent Assets (Note  11) and Contractual Obligations, Contractual Rights (Note 12).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

58	Consolidated Financial Statements, 2020–2021

Province of Ontario

Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2020–21 Budget	2020–21 Actual	2019–20

Annual Deficit	(38,468)	(16,404)	(8,672)

Acquisition of Tangible Capital Assets (Note 9)	(12,868)	(13,117)	(12,160)

Amortization of Tangible Capital Assets (Note 9)	6,696	6,635	6,236

Proceeds on Sale of Tangible Capital Assets	–	173	234

(Gain)/Loss on Sale of Tangible Capital Assets	–	(57)	98

Increase in Prepaid Expenses and Other Non-Financial Assets	–	(336)	(122)

	(6,172)	(6,702)	(5,714)

Other Comprehensive (Loss) Income from GBEs (Schedule 9)	–	(208)	290

Contribution (Deficit) Surplus – Ontario Power Generation (Schedule 9)	–	(4)	39

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)	–	264	187

Equity Impact – IFRS 16 Adjustment for Liquor Control Board of Ontario (Schedule 9)	–	–	(74)

Increase/(Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)	–	2,822	(1,418)

Increase in Net Debt	(44,640)	(20,232)	(15,362)

Net Debt at Beginning of Year	(353,332)	(353,332)	(337,970)

Net Debt at End of Year	(397,972)	(373,564)	(353,332)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Province of Ontario

Consolidated Statement of Change in Accumulated Deficit

For the year ended March 31 ($ Millions)	2020–21	2019–20

Accumulated Deficit at Beginning of Year	(225,764)	(216,116)

Annual Deficit	(16,404)	(8,672)

Contribution (Deficit) Surplus – Ontario Power Generation (Schedule 9)	(4)	39

Increase/(Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)	2,822	(1,418)

Equity Impact – IFRS 16 Adjustment for Liquor Control Board of Ontario (Schedule 9)	–	(74)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)	264	187

Other Comprehensive (Loss) Income from GBEs (Schedule 9)	(208)	290

Accumulated Deficit at End of Year	(239,294)	(225,764)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2020–2021	59

Province of Ontario Consolidated Statement of Cash Flow

For the year ended March 31 ($ Millions)	2021	2020

Operating Transactions

Annual Deficit	(16,404)	(8,672)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	6,635	6,236

(Gain)/Loss on Sale of Tangible Capital Assets	(57)	98

Contributed Tangible Capital Assets	(4)	(13)

Income from Investment in Government Business Enterprises (Schedule 9)	(5,009)	(5,896)

Adjustment to Opening Accumulated Deficit – Corporations Tax Receivables and Other Revenue Adjustments	–	526

Cash Items

(Increase)/Decrease in Accounts Receivable (Schedule 6)	(5,489)	2,369

Increase in Loans Receivable (Schedule 7)	(53)	(181)

Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	8,072	4,138

Increase in Liability for Pension and Other Employee Future Benefits (Note 6)	1,018	503

Decrease in Other Liabilities (Note 7)	(578)	(1,533)

Increase in Deferred Revenue and Capital Contributions (Note 5)	1,002	325

Remittances to Consolidated Revenue Fund – Redemption of Hydro One Preferred Shares (Schedule 9)	418	–

Remittances from Investment in Government Business Enterprises (Schedule 9)	2,692	5,306

Increase in Prepaid Expenses and Other Non-Financial Assets	(336)	(122)

(Increase)/Decrease in Other Assets	(39)	62

Cash (Applied to)/Provided by Operating Transactions	(8,132)	3,146

Capital Transactions

Acquisition of Tangible Capital Assets	(10,786)	(11,301)

Proceeds from Sale of Tangible Capital Assets	173	234

Cash Applied to Capital Transactions	(10,613)	(11,067)

Investing Transactions

Investments Purchased	(237,979)	(417,778)

Investments Retired	235,253	417,986

Cash (Applied to)/Provided by Investing Transactions	(2,726)	208

Financing Transactions

Long-Term Debt Issued	49,960	44,339

Long-Term Debt Retired	(18,085)	(27,470)

Net Change in Short-Term Debt	347	1,657

Decrease in Other Long-Term Financing (Note 4)	(449)	(1,129)

Cash Provided by Financing Transactions	31,773	17,397

Net Increase in Cash and Cash Equivalents	10,302	9,684

Cash and Cash Equivalents at Beginning of Year	23,083	13,399

Cash and Cash Equivalents at End of Year	33,385	23,083

Cash	14,746	12,286

Cash Equivalents	18,639	10,797

See accompanying Notes and Schedules to the Consolidated Financial Statements.

60	Consolidated Financial Statements, 2020–2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting standards for governments recommended by the Public Sector Accounting Board (PSAB).

(b)	Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if the organizations are reasonably expected to meet and maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. In accordance with public sector accounting standards, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in Ontario’s financial statements. For those organizations that do not meet the PSAB benefit versus cost constraint standard, government transfer payments to these organizations are included as expenses in these financial statements through the accounts of the ministries responsible for them. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

(c)	Principles of Consolidation

Government organizations, including hospitals, school boards and colleges (collectively known as BPS organizations) as well as other government organizations controlled by the Province are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses of the Province based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province and to eliminate significant inter-organizational accounts and transactions.

Government business enterprises are defined as those government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity.

Consolidated Financial Statements, 2020–2021	61

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position, and their net income is shown as a separate item, Income from Investment in Government Business Enterprises (GBEs) on the Consolidated Statement of Operations. Less than wholly owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

(d)	Measurement Uncertainty

The preparation of financial statements requires the Province to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. COVID-19 has added additional uncertainty to the measurement of many estimated amounts recorded in these statements, as described below.

Measurement uncertainty that is material to these financial statements exists in the valuation of pensions and other employee future benefits obligations; the value of tangible capital assets; the estimation of Personal Income Tax (PIT), Corporations Income Tax (CIT) and Harmonized Sales Tax (HST) revenue accruals; the valuation of the Canada Health Transfer, Canada Social Transfer and Equalization Payment entitlements; and the estimation of liabilities for contaminated sites, solid waste landfills, land claim settlements and other liabilities.

Pension and other employee future benefits liability of $13.1 billion (2019–20, $12.1 billion), see Note 6, are subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results — for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant.

The net book value of tangible capital assets of $132.8 billion (2019–20, $126.5 billion), see Note 9, is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

PIT revenue estimate of $40.3 billion (2019–20, $37.7 billion), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Sales Tax revenues of $26.6 billion (2019–20, $28.6 billion), see Schedule 1, is also subject to uncertainty for similar reasons. The impact of COVID-19 on the provincial economy, and potential implications for tax filing and tax return processing, increases the uncertainty related to estimates of these revenues in 2020–21.

Corporations Tax revenue estimate of $17.8 billion (2019–20, $15.4 billion) is based on current economic data and amounts of tax assessed to June 30th, 2021. Final amounts of taxes assessed may differ significantly from these estimates. The methodology of calculating Corporations Income Taxes is back tested and the estimate is revised as necessary. In response to the economic impacts of COVID-19 on the provincial economy, the historic level of federal and provincial funding in the form of direct, taxable transfers to individuals and businesses increased the uncertainty inherent in the economic data used to estimate Corporations Income Taxes in 2020–21.

62	Consolidated Financial Statements, 2020–2021

The estimation of the Canada Health Transfer of $16.2 billion (2019–20, $15.6 billion) and Canada Social Transfer of $5.8 billion (2019–20, $5.7 billion), see Schedule 1, are subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide personal income and corporations tax base and population.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $1.7 billion (2019–20, $1.7 billion), see Note 7. The Province may be responsible for cleanup costs that cannot be reasonably estimated due to several factors including: insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements), the challenges of remote locations, and unique contaminations.

There is measurement uncertainty surrounding the estimation of liabilities for solid waste landfills of $0.2 billion, see Note 7. The Province will not know the closure and post closure costs that will be incurred until the Ministry of the Environment, Conservation and Parks approves individual site closure plans which may not be reasonably estimated due to several factors including but not limited to: timing of costs well into the future (e.g., unknown impacts of future technological advancements) and proximity to other future environmental challenges.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable however the actual amount of any settlement may vary from the estimate recorded.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e)	Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years. Reported amounts do not include estimates of some unreported taxes or the impact of future reassessments.

Consolidated Financial Statements, 2020–2021	63

PIT revenue for the period is accrued based on an estimate of current year tax assessments (plus late-arriving assessments/reassessments for prior years) prorated from the federal Department of Finance’s Tax Sharing Statements and an estimate for the following tax year based on the First Estimate of Payments.

The HST component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to the Province net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates. The Province recognizes HST revenues based on these federal estimates.

Accrued CIT revenue for the period is based on estimated corporate taxpayers’ taxable income for the year. The estimate is based on an average of Ontario Ministry of Finance economic model projection which leverages the historical relationship between aggregate taxable income and corporate profits, and extrapolated an estimate of corporate tax assessments to date from the federal Department of Finance.

PS 3510 distinguishes between tax concessions (relief of taxes paid), which are accounted for as revenue offsets, and transfers made through the tax system (financial benefits independent of taxes paid) which are reported as expenses.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reclassified as expenses to conform to public sector accounting standards. To ensure that the reclassification is fiscally neutral, a corresponding increase is made to PIT revenue and CIT revenue. Non-refundable PIT and CIT credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by crediting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding creates an obligation that meets the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Other revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year that will be earned in a subsequent fiscal year are deferred and reported as liabilities (see Liabilities).

Expense

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt (including BPS debt) net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) debt servicing costs and other costs.

64	Consolidated Financial Statements, 2020–2021

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost/gain on plan amendments and other adjustments.

Other employee future benefits are recognized in the period in which the event that obligates the government occurs or in the period in which the benefits are earned by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased capital assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include: obligations to make transfer payments to organizations and individuals; present obligations for environmental costs; solid waste landfill closure and post-closure costs; probable losses on loan guarantees issued by the government; and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Deferred revenue represents unspent externally restricted receipts from the federal government or other third parties. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the federal government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

Public-Private Partnership (P3) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via P3s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans, excluding those held by the Province. Ontario purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system especially in fiscal years where there are large single-day maturities.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency-denominated debt is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Consolidated Financial Statements, 2020–2021	65

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purpose of managing risk associated with interest cost. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from what’s expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

Liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of employee benefits attributed to services rendered by employees and former employees, less its share of the market-related value of plan assets. The market-related values are determined in a rational and systematic manner in order to recognize market value asset gains and losses over a period of up to five years. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction or event gives rise to the government’s control of the benefit.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, net pension assets, advances and investments in GBEs.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less.

Investments include temporary investments and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

66	Consolidated Financial Statements, 2020–2021

Loans receivable are initially recorded at cost. A valuation allowance is recorded when collection of the loans receivable, or any part thereof, is considered doubtful. Loans receivable include loans to GBEs, municipalities and loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	3 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Other Non-Financial Assets

Non-financial assets also include prepaid expenses and inventory of supplies held by the consolidated entities.

Intangible assets, assets with historical or cultural value or works of art, and assets inherited by right of the Crown such as Crown lands, forests, water and mineral resources, are not recognized in the Consolidated Statement of Financial Position.

(f)	Future Changes in Accounting Standards

The Province is currently in the process of assessing the impact of the upcoming new standards, and the extent of the impact of their adoption on future Consolidated Financial Statements.

Consolidated Financial Statements, 2020–2021	67

PS 3280 – Asset Retirement Obligations

The new standard provides guidance on the accounting and reporting for legal obligations associated with the retirement of tangible capital assets. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the new standard, effective April 1, 2022, for the fiscal year 2022–23.

PS 1201 – Financial Statement Presentation

The new standard replaces PS 1200 – Financial Statement Presentation, is effective April 1, 2022, for the fiscal year 2022–23. It introduces a statement of remeasurement gains and losses. Requirements in PS 2601 – Foreign Currency Translation, PS 3450 – Financial Instruments, and PS 3041 – Portfolio Investments, which are required to be adopted at the same time, can give rise to the presentation of gains and losses as remeasurement gains and losses. This is explained below.

PS 3450 – Financial Instruments and PS 2601 – Foreign Currency Translation

PSAB has introduced new sections on Financial Instruments and Foreign Currency Translation that categorize items to be accounted for at either fair value, cost or amortized cost. Fair value measurement applies to derivatives and portfolio investments in equity instruments that are quoted in an active market. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized (for example, through disposition), any unrealized gains and losses arising due to changes in fair value or foreign currency (remeasurements) will be reported in the Statement of Remeasurement Gains and Losses.

However, PS 2601 includes an accounting policy election allowing all public sector entities to recognize unrealized exchange gains and losses, including the exchange gain or loss component of changes in fair value, directly in the Statement of Operations. This irrevocable election can be made for any financial asset or liability arising from a foreign currency transaction and must be made on an instrument-by-instrument basis at its initial recognition. The Province expects to apply the PS 2601 election on an instrument-by-instrument basis for fiscal year 2022–23 onward.

While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement these standards effective April 1, 2022, for the fiscal year 2022–23.

PS 3041 – Portfolio Investments

The new standard replaces PS 3040 – Portfolio Investments, with revised guidance on accounting for, and presentation and disclosure of, portfolio investments. This standard is effective April 1, 2022, for the fiscal year 2022–23 with the adoption of PS 3450, PS 2601 and PS 1201.While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the standard effective April 1, 2022, for the fiscal year 2022–23.

PS 3400 – Revenue

The new standard provides a framework for recognizing revenue by distinguishing between revenue arising from transactions that include performance obligations, referred to as exchange transactions, and those that do not have performance obligations, referred to as non-exchange transactions. This standard is effective April 1, 2023, for the fiscal year 2023–24.

68	Consolidated Financial Statements, 2020–2021

PS 3160 – Public Private Partnerships

The new standard provides specific guidance on the accounting and reporting for public private partnerships between public and private sector entities where the public sector entity procures infrastructure using a private sector partner. This standard is effective April 1, 2023, for the fiscal year 2023–24.

PSG - 8 – Purchased Intangible Assets

The new guideline provides guidance on the accounting and reporting for purchased intangible assets that are acquired through arm’s length exchange transactions between knowledgeable, willing parties that are under no compulsion to act. This guideline is effective April 1, 2023, for the fiscal year 2023–24.

2.	Debt

The Province borrows in both domestic and international markets. Debt issued, less any investments in Ontario’s own bonds and treasury bills, of $405.0 billion as at March 31, 2021 (2019–20, $372.8 billion), is composed mainly of bonds and debentures issued in the short and long term domestic and international public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $399.9 billion (2019–20, $365.1 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $16.3 billion (2019–20, $17.6 billion), less investments in Ontario bonds and treasury bills of $11.1 billion (2019–20, $9.9 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

Consolidated Financial Statements, 2020–2021	69

Debt As at March 31 ($ Millions)					2021	2020

Currency	Canadian Dollar	U.S Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2021	–	–	–	–	–	49,786

2022	43,311	5,892	–	–	49,203	25,147

2023	17,996	12,593	–	–	30,589	30,451

2024	22,441	6,670	–	1,694	30,805	29,110

2025	18,121	1,445	7,099	350	27,015	27,160

2026	25,768	4,448	2,348	349	32,913	–

1–5 years	127,637	31,048	9,447	2,393	170,525	161,654

6–10 years	71,439	11,102	5,412	3,982	91,935	75,525

11–15 years	19,192	–	–	288	19,480	14,247

16–20 years	29,025	–	76	–	29,101	36,309

21–25 years	41,687	–	80	–	41,767	26,441

26–50[2] years	63,326	–	–	–	63,326	68,552

Total Issued[3,4,6]	352,306	42,150	15,015	6,663	416,134	382,728

Less: Holdings of own Ontario bonds and treasury bills[5]	(11,122)	–	–	–	(11,122)	(9,938)

Total	341,184	42,150	15,015	6,663	405,012	372,790

Debt Issued for Provincial Purposes	336,044	42,150	15,015	6,663	399,872	365,110

OEFC	16,262	–	–	–	16,262	17,618

Total Issued	352,306	42,150	15,015	6,663	416,134	382,728

Less: Holdings of own Ontario bonds and treasury bills[5]	(11,122)	–	–	–	(11,122)	(9,938)

Total	341,184	42,150	15,015	6,663	405,012	372,790

Effective Interest Rates (Weighted Average)6

2021	3.28%	1.27%	2.04%	1.06%	3.00%	–

2020	3.64%	2.26%	2.80%	2.85%	–	3.45%

[1]	Other currencies comprise the Australian dollar, Swiss franc and UK pound sterling.
[2]	The longest term to maturity is to June 2, 2062.
[3]	Original foreign currency converted to Canadian dollar equivalent.
4

Total foreign currency-denominated debt as at March 31, 2021 was $63.8 billion (2019–20, $60.0 billion). Of that, $63.3 billion or 99.2 per cent (2019–20, $59.4 billion or 99.0 per cent) was fully hedged to Canadian dollars. The remaining 0.8 per cent (2019–20, 1.0 per cent) of foreign debt was unhedged as follows: $532 million (2019–20, $585 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.1 per cent (2019–20, 0.2 per cent).

[5]

As at March 31, 2021, debt issued for provincial purposes purchased and held by the Province denominated in Canadian dollars includes long-term debt of $7.9 billion (2019–20, $7.4 billion), and short-term debt of $3.2 billion (2019–20, $2.5 billion).

[6]	The effective interest rates based on total debt range from 0 per cent to 15.75 per cent (2019–20, 0 per cent to 15.75 per cent).

70	Consolidated Financial Statements, 2020–2021

Debt As at March 31 ($ Millions)	2021	2020

Debt Payable to/of:

Public Investors	406,816	372,718

Canada Pension Plan Investment Board	8,689	9,318

Ontario Immigrant Investor Corporation[1]	2	9

School Board Trust Debt	561	584

Canada Mortgage and Housing Corporation	66	99

Total Issued	416,134	382,728

Less: Holdings of own Ontario bonds and treasury bills	(11,122)	(9,938)

Total	405,012	372,790

[1]Repayable Provincial Allocations to the federal government.

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. Most of the Province’s debt is valued at fair value using public market quotations — where these are not available, fair value is estimated using discounted cash flows. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2021 was $438.3 billion (2019–20, $420.8 billion). The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million, and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt recorded net of the sinking fund of $330 million (2019–20, $307 million), is reflected in the Province’s debt.

Consolidated Financial Statements, 2020–2021	71

3.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (derivatives).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge interest rate risk and foreign currency risk. The Province elects to use hedge accounting for its foreign currency hedges.

Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow Ontario to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign Currency Risk

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of 3 per cent of Total Debt Issued for Provincial Purposes and OEFC. At March 31, 2021, the respective unhedged levels were 0.1 and 0.0 per cent (2019–20, 0.2 and 0.0 per cent). As of March 31, 2021, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss francs increasing by $7.2 million (2019–20, $8.7 million) and a corresponding increase in interest on debt of $0.9 million (2019–20, $1.0 million). Total foreign exchange losses recognized in the Statement of Operations for 2020–21 were $6.5 million (2019–20, losses of $27.2 million).

Interest Rate Risk

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

72	Consolidated Financial Statements, 2020–2021

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. As at March 31, 2021, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 7.9 per cent and -3.7 per cent, respectively (2019–20, 10.0 per cent and -13.5 per cent). The full-year impact to interest on debt of a 100 basis-point change in borrowing rates was forecasted to be over $750 million for 2021–22 ($400 million for 2020–21).

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves — that is, cash and temporary investments (Note 8) adjusted for collateral at levels that are expected to meet future cash requirements and give flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held, that can be sold or repledged, is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Collateral

Ontario has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2021, the Province pledged assets in the carrying amount of $2,470 million (2019–20, $313 million), which would be included in Investments and/or Cash and Cash Equivalents.

Credit Risk

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio measured through the replacement value of derivative contracts, as at March 31, 2021.

Credit Risk Exposure As at March 31 ($ Millions)	2021	2020

Gross Credit Risk Exposure	2,951	8,351

Less: Netting	(2,792)	(4,935)

Net Credit Risk Exposure	159	3,416

Less: Collateral Received	(159)	(3,407)

Net Credit Risk Exposure (Net of Collateral)	nil	9

Consolidated Financial Statements, 2020–2021	73

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province after mitigation by the collateral received from counterparties.

Derivative Portfolio Notional Value

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2021, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Derivative Portfolio Notional Value and Fair Value of Derivatives As at March 31								Notional Value		Fair Value

($ Millions)								2021	2020	2021	2020

Maturity in Fiscal Year	2022	2023	2024	2025	2026	6–10 Years	Over 10 Years	Total	Total	Total	Total

Swaps:

Interest Rate[1]	10,574	18,812	11,091	6,876	6,948	21,097	5,773	81,171	86,857	(808)	(1,136)

Cross Currency	6,530	11,309	9,908	11,861	5,528	19,708	444	65,288	53,779	(1,941)	3,164

Forward Foreign Exchange Contracts	14,061	–	–	–	–	–	–	14,061	20,590	(181)	1,249

Total	31,165	30,121	20,999	18,737	12,476	40,805	6,217	160,520	161,226	(2,930)	3,277

[1]   Includes $2.8 billion (2019–20, $3.1 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $0.8 billion (2019–20, $7.4 billion) related to short-term investments held by the Province.

74	Consolidated Financial Statements, 2020–2021

4.	Other Long-Term Financing

Other long-term financing comprises the total debt of the BPS organizations and obligations under P3 arrangements.

Other Long-Term Financing of $16.9 billion as at March 31, 2021 (2019–20, $15.0 billion), includes BPS Debt of $5.8 billion (2019–20, $5.4 billion), BPS P3 Obligations of $5.4 billion (2019–20, $5.7 billion) and Other P3 Obligations of $5.7 billion (2019–20, $3.9 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31, 2021 ($ Millions)				2021	2020

Type of Financing	BPS Debt	BPS P3 Obligations	Other P3 Obligations	Total	Total

Maturing in:

2020–21	–	–	–	–	2,280

2021–22	889	388	957	2,234	1,283

2022–23	425	442	1,900	2,767	766

2023–24	359	429	892	1,680	692

2024–25	344	138	500	982	632

2025–26	318	146	38	502	–

1–5 years	2,335	1,543	4,287	8,165	5,653

Year 6 and thereafter	3,448	3,857	1,380	8,685	9,322

Total	5,783	5,400	5,667	16,850	14,975

Interest expense on BPS debt of $354 million (2019–20, $301 million) is included in Interest on Debt.

5.	Deferred Revenue and Capital Contributions

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. The Province received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2021	2020

Deferred Revenue:

Hospitals, school boards and colleges	3,128	2,511

Vehicle and Driver Licences	957	1,166

Teranet Inc.	818	836

Other	768	389

Total Deferred Revenue	5,671	4,902

Deferred Capital Contributions	8,570	8,337

Total	14,241	13,239

Consolidated Financial Statements, 2020–2021	75

6.	Pensions and Other Employee Future Benefits

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and the Provincial Judges’ Pension Plan (PJPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). In addition to the provincially sponsored plans, the Province also reports in its financial statements pension benefits for employees in the hospital and colleges sectors which are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP) respectively.

As permitted under Canadian public sector accounting standards, the Province elects to use an earlier pension measurement date, December 31, for all plans except PJPP in preparing the consolidated financial statements as at March 31. The Province has applied this reporting practice consistently with one exception that in 2019–20, March 31, 2020 plan asset values were used for the measurement of the contributory defined benefit plans due to significant investment losses experienced between the December 31 pension measurement date and the fiscal year-end date.

Pensions and Other Employee Future Benefits Liability (Asset)

As at March 31 ($ Millions)	2021	2020	2021	2020	2021	2020

	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total

Obligation for benefits	162,668	150,359	13,473	12,534	176,141	162,893

Less: plan fund assets	(194,558)	(182,692)	(598)	(596)	(195,156)	(183,288)

(Excess)/Deficiency of assets over obligations[1,2]	(31,890)	(32,333)	12,875	11,938	(19,015)	(20,395)

Unamortized actuarial gains (losses)	10,604	13,249	(1,691)	(1,191)	8,913	12,058

Accrued liability (asset)	(21,286)	(19,084)	11,184	10,747	(10,102)	(8,337)

Valuation allowance[3]	23,201	20,418	–	–	23,201	20,418

Total Liability	1,915	1,334	11,184	10,747	13,099	12,081

[1]

This amount comprises $35,515 million (2019–20, $33,842 million) pertaining to pension plans with excess assets over obligations; and $2,654 million (2019–20, $1,510 million) pertaining to the PSPP and $971 million pertaining to the PJPP with excess obligations over assets.

[2]	All other employee future benefits have excess obligations over assets.
[3]	The valuation allowance is related to the net pension assets for the OTPP, OPSEUPP, HOOPP and CAATPP.

76	Consolidated Financial Statements, 2020–2021

Pensions and Other Employee Future Benefits Expense

For the year ended March 31 ($ Millions)	2021[1]	2021	2021	2020

	Pensions	Other Employee Future Benefits	Total	Total

Cost of benefits	4,559	1,420	5,979	5,726

Amortization of actuarial (gains) losses	(1,144)	87	(1,057)	(1,048)

Employee and other employers’ contributions	(471)	–	(471)	(288)

Interest (income) expense	(1,879)	224	(1,655)	(1,435)

Change in valuation allowance[2]	2,782	–	2,782	2,545

Total	3,847	1,731	5,578	5,500

[1]

All 2020–21 figures reflect amounts measured from January 1, 2020 to December 31, 2020 with the exception of the PJPP. The amounts related to the PJPP are as at March 31, 2021 and include amounts measured from January 1, 2020 to March 31, 2021.

[2]	The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions and Other Employee Future Benefits Expense by Plan and by Type

For the year ended March 31 ($ Millions)	2021	2020

Ontario Teachers’ Pension Plan[1]	1,607	1,570

Public Service Pension Plan[2]	463	715

Ontario Public Service Employees Union Pension Plan[2]	229	235

Healthcare of Ontario Pension Plan[3]	1,252	1,208

Colleges of Applied Arts and Technology Pension Plan[4]	246	242

Provincial Judges Pension Plan[2,5]	50	–

Total Pensions	3,847	3,970

Other employee future benefits – Retirement benefits[2]	1,731	1,530

Total Pensions and Other Employee Future Benefits[6]	5,578	5,500

[1]	The OTPP expense is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4.
[2]

The PSPP, OPSEUPP and PJPP Pension expense and Other Employee Future Benefits — Retirement Benefits expense for Ontario Public Services employees are included in the Other Programs expense in the Consolidated Statement of Operations and are classified under Employee and Pensioner Benefits in Schedule 4.

[3]	The HOOPP pension expense is included in the Health expense in the Consolidated Statement of Operations.
[4]	The CAATPP pension expense is included in the Postsecondary Education expense in the Consolidated Statement of Operations.
[5]	The PJPP pension expense is newly reported in this table for 2020–21 due to the restructuring of the plan and was previously reported under Employee Benefits in Schedule 3 in 2019–20.
[6]	Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3.

Consolidated Financial Statements, 2020–2021	77

Pensions

PSPP, OPSEUPP, and OTPP are contributory defined benefit plans that provide Ontario government employees, elementary and secondary school teachers, and administrators, with a defined amount of retirement income based on a formula. The formula takes into account a member’s best five-year average salary and length of service. The retirement benefits are indexed to changes in the Consumer Price Index to provide protection against inflation. The plan benefits are financed by contributions from plan members and the Province as well as investment earnings. Plan members normally contribute 8 to 12 per cent of their salaries to these plans. The Province either matches these contributions or makes contributions based on actuarial reports depending on the funding structure of each plan. The obligations for benefits and plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province.

The PJPP is comprised of a funded registered defined benefit pension plan and an unfunded supplemental defined benefit pension plan, as well as a partially funded retirement compensation arrangement (RCA), for eligible judges whose pension benefits under the PJPP registered plan are limited by the federal Income Tax Act or federal Tax Regulations. PJPP provides eligible judges with a defined amount of retirement income based on a formula that takes into account an amount equal to 2 per cent of the judge’s average salary for their final three years of service. Plan members normally contribute 7 per cent of their salary to this plan. Starting from 2020–21, the PJPP pension liability and expense are reported in Note 6 with a measurement date of March 31.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan and the Ontario Teachers’ Retirement Compensation Arrangement. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula. Like the plans that are sponsored by the Province, the formula takes into account a member’s best five-year average salary and length of service in the plan. The plan benefits are financed by contributions from participating members and employers and by investment earnings. The Province records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write-down the net asset position in these plans, if any. The Province has applied a full valuation against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

78	Consolidated Financial Statements, 2020–2021

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP	PJPP[1]

Government’s Best Estimates as of December 31, 2020

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	1.70%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	2.70%

Discount rate and expected rate of return on pension assets	5.50%	5.50%	5.50%	5.50%	5.50%	2.60%

Actual return on pension assets	8.47%	6.90%	8.70%	11.02%	9.49%	0.32%

Accounting Actuarial Valuation as of December 31, 2020

Market value of pension fund assets[2] ($ millions)	107,655	31,000	10,917	51,359	7,312	440

Market-related value of assets[2] ($ millions)	100,810	29,873	10,368	46,314	6,746	448

Employer contributions[3] ($ millions)	1,602	683	256	1,286	254	61

Employee contributions[4] ($ millions)	1,585	423	262	1,055	264	6

Benefit payments[2] (including transfers to other plans) ($ millions)	3,277	1,545	502	1,557	285	54

Number of active members (approximately)	183,000	44,000	45,947	251,000	32,060	300

Average age of active members	44.8	45.0	44.8	43.0	47.4	58.2

Expected remaining service life of the employees (years)	14.6	10.7	11.6	13.0	12.9	10.8

Number of pensioners including survivors (approximately)	148,000	40,129	40,197	117,000	21,759	310

Government’s Best Estimates as of December 31, 2019

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	–

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	–

Discount rate and expected rate of return on pension assets	5.70%	5.70%	5.70%	5.70%	5.70%	–

Actual return on pension assets	10.37%	10.10%	11.07%	16.77%	15.04%	–

Accounting Actuarial Valuation as of December 31, 2019

Market value of pension fund assets[2] ($ millions)	100,874	29,338	10,277	46,479	6,365	–

Market-related value of assets[2] ($ millions)	97,109	28,794	10,068	42,976	5,966	–

Employer contributions[3] ($ millions)	1,565	482	257	1,209	243	–

Employee contributions[4] ($ millions)	1,599	407	262	1,007	243	–

Benefit payments[2] (including transfers to other plans) ($ millions)	3,138	1,442	463	1,449	242	–

Number of active members (approximately)	184,000	44,315	46,330	242,000	36,640	–

Average age of active members	43.0	44.5	44.8	43.0	47.6	–

Expected remaining service life of the employees (years)	14.9	10.8	11.6	13.0	13.2	–

Number of pensioners including survivors (approximately)	145,000	39,489	39,008	112,000	19,272	–

[1]  All figures and assumptions shown for PJPP reflects amounts measured as at March 31, 2021. For the 2019–20 comparative year, PJPP was not included as part of pensions and other employee future benefits.

[2]  Reflects the Province’s share, which excludes organizations not consolidated by the Province. Government’s share of the risks and benefits under OTPP is 49.0 per cent (2019–20, 49.0 per cent), under PSPP is 100 per cent (2019–20, 100 per cent), under OPSEUPP is 47.4 per cent (2019–20, 47.4 per cent), under HOOPP is 49.4 per cent (2019–20, 49.4 per cent), under CAATPP is 47.0 per cent (2019–20, 47.0 per cent), and under PJPP is 100 per cent.

[3]  Employer contributions paid during the Province’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes employers’ contributions to OTPP. PSPP employer contributions includes special payments of $283 million (2019–20, $115 million).

[4]  Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.

Consolidated Financial Statements, 2020–2021	79

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain PSPP members and OPSEUPP members who had not accrued the minimum eligibility requirement of ten years of pension service before January 1, 2017 are required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum ten years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $8.4 billion as at March 31, 2021 (2019–20, $7.9 billion), is included in the Other Employee Future Benefits Liability. The expense for 2020–21 of $509 million (2019–20, $424 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2020–21 is 2.35 per cent (2019–20, 2.75 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2020–21 ranges from 1.3 per cent to 4.6 per cent (2019–20, 1.6 per cent to 5.0 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long term disability benefits and regular benefits to employees who are on long term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

The total post-employment benefits liability of $2.8 billion as at March 31, 2021 (2019–20, $2.8 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $1.2 billion in 2020–21 (2019–20, 1.1 billion post-employment benefit expense) is included in the Other Employee Future Benefits Expense.

80	Consolidated Financial Statements, 2020–2021

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2020–21 is 1.75 per cent (2019–20, 2.45 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2020–21 ranges from 1.3 per cent to 6.0 per cent (2019–20, 1.6 per cent to 6.0 per cent).

7.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2021	2020

Liabilities for Contaminated Sites	1,694	1,717

Other Pension Liabilities	641	1,370

Other Funds and Liabilities	2,824	2,650

Total	5,159	5,737

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where it is obligated or likely obligated to incur such costs. A contaminated sites liability of $1.7 billion (2019–20, $1.7 billion) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

Ontario’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the Province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Public Service, the Justice of the Peace, the Deputy Ministers’, OPSEU and the Case Management Masters Supplementary Benefit Accounts. The Provincial Judges’ Pension Fund was reported as other pension liabilities in 2019–20. In 2020–21, the Fund liabilities are reported as pension liabilities as part of the PJPP and disclosed in Note 6.

Other Funds and Liabilities

Other Funds and Liabilities include externally restricted funds and other long-term liabilities.

Other long-term liabilities include Solid Waste Landfill Closure and Post Closure Liability of $215.8 million.

Consolidated Financial Statements, 2020–2021	81

Pursuant to the Ontario Environmental Protection Act, the Province is required to fund the closure of its 702 landfill sites and provide for post-closure care of the facilities. Closure and post-closure activities include the final cover, landscaping, as well as surface and ground water monitoring, leachate control and visual inspection. The requirements are provided over the estimated remaining life of the landfill site based on usage. Total reported liability for these closure costs was $215.8 million, and a total additional amount to be recognized of $90.0 million for those sites still operating. The Province’s estimate is based on assumptions that the capacity is 50 per cent for sites still accepting waste if currently unknown, and that the remaining average life is 18 years and the remaining average length of time needed for post-closure monitoring is 16 years for those landfills currently not accepting waste.

The Province’s liability for solid waste landfills will be transitioning to the new Asset Retirement obligation standard in fiscal year 2022–23.

8.	Investments

Investments As at March 31 ($ Millions)	2021	2020

Temporary Investments	21,165	18,412

Add: Assets Purchased under Resale Agreements	4,828	6,808

Less: Assets Sold under Repurchase Agreements	(298)	(2,162)

Total Temporary Investments	25,695	23,058

Other Investments	3,161	3,072

Total Investments	28,856	26,130

Temporary Investments

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2021, is $25.6 billion (2019–20, $23.2 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other Investments

Other investments represent the investments held by BPS and other government organizations. These investments mainly consist of fixed-income securities, such as Guaranteed Investment Certificates, Government of Canada Bonds, other bonds and Pooled Portfolio Investments (i.e., Mutual Funds).

82	Consolidated Financial Statements, 2020–2021

9.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)

	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2021	2020

Cost

Opening Balance	18,207	93,515	44,267	14,208	9,563	11,512	191,272	180,878

Additions	493	5,066	4,909	995	1,102	552	13,117	12,160

Disposals	28	151	714	302	378	78	1,651	1,766

Closing Balance	18,672	98,430	48,462	14,901	10,287	11,986	202,738	191,272

Accumulated Amortization

Opening Balance	–	33,150	12,558	10,910	5,474	2,716	64,808	60,006

Additions	–	2,899	1,680	832	880	344	6,635	6,236

Disposals	–	99	712	297	356	71	1,535	1,434

Closing Balance	–	35,950	13,526	11,445	5,998	2,989	69,908	64,808

Net Book Value

2021	18,672	62,480	34,936	3,456	4,289	8,997	132,830	–

2020	18,207	60,365	31,709	3,298	4,089	8,796	–	126,464

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mostly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

Consolidated Financial Statements, 2020–2021	83

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2021, is $23.6 billion (2019–20, $21.3 billion). Capitalized interest for the fiscal year 2020–21 is $230 million (2019–20, $245 million). The cost of tangible capital assets under capital leases is $761 million (2019–20, $884 million), and their accumulated amortization is $325 million (2019–20, $375 million).

Amortization expense for the fiscal year 2020–21 totalled $6.6 billion (2019–20, $6.2 billion).

10.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized gains in 2020–21 of $2,822 million (2019–20, unrealized losses $1,418 million) that resulted in an increase in Investment in Government Business Enterprises and a corresponding decrease in Net Debt and Accumulated Deficit.

84	Consolidated Financial Statements, 2020–2021

11.a. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the Province as at March 31, 2021, was $2.7 billion (2019–20, $1.2 billion). The outstanding loans guaranteed amounted to $1.3 billion as at March 31, 2021 (2019–20, $0.5 billion). A provision of $1.7 million (2019–20, $1.6 million), based on an estimate of the likely loss arising from guarantees mostly under the Student Support Programs, has been reflected in these financial statements.

Loan Guarantees For the year ended March 31 ($ Millions)	2021		2020

	Maximum Guarantee Authorized	Guaranteed Loans Outstanding	Maximum Guarantee Authorized	Guaranteed Loans Outstanding

Ministries

Agriculture, Food and Rural Affairs	114.0	39.3	115.0	35.3

Finance	650.9	149.0	650.9	165.9

Labour, Training and Skills Development	900.0	210.0	–	–

Colleges and Universities	6.5	6.5	7.0	7.0

	1,671.4	404.8	772.9	208.2

Consolidated entities

Ontario Power Generation Inc.	4.0	1.0	81.0	81.0

Hydro One Inc.	681.0	681.0	–	–

	685.0	682.0	81.0	81.0

Hospitals, school boards and colleges	347.9	226.3	358.8	225.7

Total	2,704.3	1,313.1	1,212.7	514.9

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

An agreement between the Canadian Nuclear Safety Commission (CNSC), the Province and OPG gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA.

Consolidated Financial Statements, 2020–2021	85

Claims Against the Crown

There are claims outstanding against the Crown, of which 74 (2019–20, 75) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to the Ministry Statements and Schedules, “Claims Against the Crown.”

On April 20, 2016, the Ontario Superior Court determined that Bill 115, Putting Students First Act, 2012, was in contravention of the unions’ right to collective bargaining under the Charter of Rights and Freedoms. The Court did not impose a penalty on the Province and directed that the parties attempt to negotiate a remedy. The Province has included in its financial statement its best estimation of the remedy amount based on information available, the extent of which was not disclosed given that agreements had not been reached with all applicant parties. At March 31, 2021 all the applicant parties, except for one applicant, have reached an agreement with the Crown. The Crown and the remaining applicant have attended mediation-arbitration before the trial judge and are awaiting a decision on the remedy.

Canadian Blood Services

The provincial and territorial governments of Canada are parties to a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSE), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSE for its pro rata share of any payments that CBSE becomes obliged to make under an excess comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $700 million which may cover settlements, judgments and defense costs. The policy is in excess of, and secondary to, a $300 million comprehensive insurance policy underwritten by CBS Insurance Company Limited (CBSI). Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $350 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Contaminated Sites

The Province has identified a total of 144 sites (2019–20, 142 sites) where they may be responsible for any resulting clean up costs. However, a liability has not been recorded for these sites at the financial reporting date because it is unclear if the government is responsible for those sites or the amounts of the liabilities cannot be estimated. Of these sites, there are 93 sites (2019–20, 93 sites) whereby it is indeterminable whether the government is responsible resulting in a potential liability of $400 million (2019–20, $400 million).

Tax Assessments

The Province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, for tax years prior to 2008 the Canada Revenue Agency (CRA) is responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections administered by the CRA. The cost to the Province cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

86	Consolidated Financial Statements, 2020–2021

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment or other compensation. Currently, 67 land claims (2019–20, 63 land claims) are under negotiation, accepted for negotiation or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

Other contingencies for this year are $0.1 billion (2019–20, $0.1 billion).

b.	Contingent Assets

The Province has brought a claim against a number of companies in the tobacco industry pursuant to the Tobacco Damages and Health Care Costs Recovery Act, 2009. The action is in the pre-trial stage; however, it is currently stayed as a result of the Tobacco Companies’ insolvency proceedings under the Companies’ Creditors Arrangement Act (CCAA). The amount of any potential payment to the Province is not estimable at this time.

12.	a. Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2021	2020	2022	2023	2024	2025	2026	2027 and thereafter

Transfer Payments	20,571	13,743	5,590	2,293	1,491	1,211	1,053	8,933

Public-Private Partnership (P3) Contracts	27,715[1]	23,552	2,554	4,383	2,407	1,469	624	16,278

Ontario Power Generation	1,306	2,469	493	378	160	100	87	88

Leases	5,211	5,303	755	694	608	502	387	2,265

Construction Contracts	21,227	21,136	17,461	1,320	698	348	255	1,145

Other	7,006	5,337	2,475	1,531	731	557	315	1,397
Total Contractual Obligations	83,036	71,540	29,328	10,599	6,095	4,187	2,721	30,106

[1] Majority of 2021 P3 contracts relate to Metrolinx (51 per cent) and Hospitals (19 per cent) projects.

The Province has entered into a number of multiple-year P3 contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

Consolidated Financial Statements, 2020–2021	87

b. Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2021	2020	2022	2023	2024	2025	2026	2027 and thereafter

Transfer Payments	4,166	341	673	581	484	487	514	1,427

Leases	951	877	47	60	58	54	54	678

Construction Contracts	241	330	78	68	39	56	–	–

Other	60	62	53	2	–	–	–	5

Total Contractual Rights	5,418	1,610	851	711	581	597	568	2,110

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front. As part of the new agreement, Teranet has agreed to pay Ontario annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. The Province recognized $28 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2020–21 (2019–20, $27 million).

Contractual rights are certain in nature and they will become assets in the future when the terms of the contracts are met.

13.	Trust Funds Under Administration

The following trust funds under administration are not included in the Consolidated Financial Statements of the Province.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Office of the Public Guardian and Trustee (OPGT) for the Province of Ontario delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

The Motor Vehicle Accident Claims Fund operates under the authority of the Motor Vehicle Accident Claims Act. The Act provides compensation for eligible losses occasioned by unidentified and uninsured motor vehicles.

The Pension Benefits Guarantee Fund (PBGF) provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single-employer defined benefit pension plans in the event of plan sponsor insolvency. The PBGF is governed by the Pension Benefits Act and its Regulation and is administered by the Chief Executive Officer (CEO) of the Financial Services Regulatory Authority of Ontario (FSRA) as of June 8, 2019. Prior to June 8, 2019, the PBGF was administered by the Superintendent of Financial Services Commission of Ontario.

88	Consolidated Financial Statements, 2020–2021

The Deposit Insurance Reserve Fund (DIRF) provides protection for depositors of Ontario credit unions and caisses populaires from the loss of their insurable deposits. The DIRF is governed by the Credit Unions and Caisses Populaires Act, 1994 and its Regulation and is administered by FSRA as of June 8, 2019. Prior to June 8, 2019, the DIRF was administered by the Deposit Insurance Corporations of Ontario (DICO).

The net liabilities assumed by FSRA on June 8, 2019 have been recognized at book value and adjusted to comply with public sector accounting standards where required.

Summary financial information from the most recent financial statements of trust funds under administration is provided below. The financial statements of the WSIB and the OPGT have been prepared in accordance with IFRS.

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2020	2019

Assets	40,837	40,536

Liabilities	34,011	32,517

Net Assets	6,826	8,019

Fund balance attributable to WSIB stakeholders	4,324	4,588

Other Trust Funds As at March 31 ($ Millions)			2021	2020

	Assets	Liabilities	Fund Balance (Unfunded Liability)	Fund Balance (Unfunded Liability)

The Public Guardian and Trustee for the Province of Ontario	2,453	100	2,353	2,126

Motor Vehicle Accident Claims Fund[1]	82	200	(118)	(143)

Pension Benefits Guarantee Fund	1,197	167	1,030	918

Deposit Insurance Reserve Fund	391	26	365	329

[1] Audited Financial Statements are not available for the Motor Vehicle Accident Claims Fund. The figures provided are from unaudited Financial Statements.

Unfunded liabilities of trusts under administration are not included in Ontario’s Consolidated Financial Statements as it is intended that they will be discharged by external parties.

Consolidated Financial Statements, 2020–2021	89

14.	Related Party Disclosures and Inter-entity Transactions

The Province of Ontario enters into transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

Related party transactions can also include transactions with entities outside the reporting entity where a member of the Ontario’s key management personnel, or their spouse or dependent, is key management personnel of the counterparty to a transaction with the Province. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. Key management personnel of the Province are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers, associate ministers and deputy ministers for the purpose of this reporting.

The Province has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2020–21 there were no material transactions between related parties which occurred at a value different from that which would have been arrived at if the parties were unrelated.

15.	Subsequent Events

Home and Community Care Support Services

On March 22, 2021, Ministry of Health announced that Local Health Integration Networks (LHINs) will be called Home and Community Care Support Services as of April 1, 2021. This new business name does not change the services that have been provided through the LHINs for clients and families, or the way those services are accessed. This name change reflects the specific focus for Home and Community Care Support Services going forward and is related to the transition under way in the Province to make care more integrated through Ontario Health Teams.

Ontario Health

On March 17, 2021, the Minister of Health issued transfer orders to the 14 LHINs to transfer the LHIN’s health system funding, planning and community engagement functions to Ontario Health. On the same day, the Minister also issued a transfer order to Trillium Gift of Life Network (TGLN). Effective April 1, 2021, certain employees, assets, liabilities, rights, and obligations as specified within the transfer orders were transferred to Ontario Health.

90	Consolidated Financial Statements, 2020–2021

16.	COVID-19 Vaccine and Personal Protective Equipment

Vaccines

Ontario’s vaccination plan is led by the government’s COVID-19 Vaccine Distribution Task Force and is based on the government’s Ethical Framework for COVID-19 Vaccine Distribution. The COVID-19 vaccines are procured by the Government of Canada. The Province received vaccines in-kind or at no cost from the Government of Canada for provincial distribution. No amounts have been recorded for the COVID-19 vaccines because the fair value of these vaccines received from the Government of Canada cannot be reasonably determined. Due to confidentiality clauses embedded in contracts between the Government of Canada and the various COVID-19 vaccine manufacturers, information related to the price per dose of vaccines could not be shared with the Province.

As of March 31, 2021, 2,825,795 doses have been received from the Government of Canada, of which 2,214,476 doses were administered and the remaining 611,319 doses were available to be administered and held by local Public Health Units across the Province.

Personal Protective Equipment

Personal protective equipment (PPE) includes medical equipment and supplies, masks, face shields, face coverings, gloves, ventilators, beds, swabs, protective gowns, etc. and other supplies such as cleaning supplies. PPE included in-kind transfers from the Government of Canada and provincially procured PPE.

As of March 31, 2021, the fair value of PPE of $441 million have been received from the Government of Canada are reported as revenue under Transfers from Government of Canada in Schedule 1, and as Supplies and Equipment Expense on Schedule 3. As of March 31, 2021, provincial ministries had purchased $1,339 million of PPE of which has been fully expensed. The total of in-kind PPE and ministry purchased PPE are included in Supplies and Equipment Expense in Schedule 3, where $1,451 million is included in the Health Sector and $329 million is included in the Other Sector. As at March 31, 2021, the ministries had $1,046 million of PPE available for future distribution.

Consolidated Financial Statements, 2020–2021	91

17.a. Reclassification

Sector Reclassification

All presentations of results by sector for the prior year comparatives have been reclassified to be reflected on the same basis as that used to report the current year actual.

Sector Reclassification of 2019–20 Actual ($ Millions)

	2019–20 Reported	Ministry Restructuring and Program Transfer Changes	2019–20 Reclassified

Health	5,134	–	5,134

Education	1,824	–	1,824

Children’s and Social Services	546	–	546

Postsecondary Education[1]	4,970	(1,011)	3,959

Justice	1,052	–	1,052

Other Programs[1]	142,570	1,011	143,581

Total Revenue	156,096	–	156,096

Health	63,716	–	63,716

Education	31,752	(1)	31,751

Children’s and Social Services	17,103	2	17,105

Interest on Debt	12,495	–	12,495

Postsecondary Education[1]	11,273	(753)	10,520

Justice	4,716	(1)	4,715

Other Programs[1]	23,713	753	24,466

Total Expense	164,768	–	164,768

[1]  Transfer of training programs from Postsecondary and Training sector to Other Program sector. As a result of this program transfer, the Postsecondary and Training sector has been renamed as the Postsecondary Education sector.

b. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2020–21 presentation.

92	Consolidated Financial Statements, 2020–2021

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2020–2021	93

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2020–21 Budget	2020–21 Actual	2019–20 Actual

Taxation

Personal Income Tax	36,901	40,333	37,743

Sales Tax	24,879	26,576	28,619

Corporations Tax	9,941	17,775	15,414

Employer Health Tax	6,346	6,537	6,731

Education Property Tax	6,060	6,040	6,179

Ontario Health Premium	4,007	4,330	4,059

Land Transfer Tax	3,384	3,698	3,067

Gasoline Tax	2,379	1,898	2,783

Tobacco Tax	1,108	1,099	1,118

Fuel Tax	672	686	807

Beer, Wine and Spirits Tax	593	624	582

Electricity Payments-In-Lieu of Taxes	486	563	505

Ontario Portion of the Federal Cannabis Excise Duty	145	106	48

Other Taxes	561	619	623

	97,462	110,884	108,278

Transfers from Government of Canada

Canada Health Transfer	16,252	16,206	15,640

Canada Social Transfer	5,832	5,815	5,650

Safe Restart Framework	5,095	5,095	–

COVID-19 Essential Workers Support Fund	1,129	1,129	–

Safe Return to Class Fund	763	763	–

Labour Market Development Agreement	737	741	723

Infrastructure Programs	1,013	626	400

Workforce Development Agreement	354	582	331

Home Care and Mental Health	484	485	426

Direct Transfers to Hospitals, School Boards and Colleges	407	459	414

Social Housing	331	338	484

Indian Welfare Services Agreement	268	318	283

Early Learning and Childcare	154	154	145

Bilingualism Development	127	116	95

Legal Aid – Criminal	60	86	90

Youth Criminal Justice	52	53	53

Other	302	958	664

	33,360	33,924	25,398

94	Consolidated Financial Statements, 2020–2021

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2020–21 Budget	2020–21 Actual	2019–20 Actual
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	9,740	7,790	9,281

Income from Investment in Government Business Enterprises (Schedule 9)	3,550	5,009	5,896

Other

Vehicle and Driver Registration Fees	2,061	1,952	2,055

Other Fees and Licences	865	794	931

Sales and Rentals	1,045	680	1,369

Royalties	278	359	283

Independent Electricity System Operator Revenue	240	223	225

Local Services Realignment	142	143	127

Power Supply Contract Recoveries	107	116	122

Net Reduction of Power Purchase Contracts	28	28	30

Miscellaneous	2,196	2,991	2,101

	6,962	7,286	7,243

Total Revenue	151,074	164,893	156,096

Consolidated Financial Statements, 2020–2021	95

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1]		Education[2]		Children’s and Social Services[3]		Postsecondary Education[4]

For the year ended March 31 ($ Millions)	2021	2020	2021	2020	2021	2020	2021	2020

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	1,351	818	1,225	259	428	405	192	80

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	3,510	4,113	1,113	1,507	–	–	3,167	3,661

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Other (Schedule 1)	268	203	161	58	400	141	87	218

Total	5,129	5,134	2,499	1,824	828	546	3,446	3,959

[1]  Includes the activities of the Ministries of Health and Long-Term Care.

[2]  Includes the activities of the Ministry of Education.

[3]  Includes the activities of the Ministry of Children, Community and Social Services.

[4]  Includes the activities of the Ministry of Colleges and Universities.

96	Consolidated Financial Statements, 2020–2021

Sectors	Justice[5]		Other[6]		Total

For the year ended March 31 ($ Millions)	2021	2020	2021	2020	2021	2020

Revenue

Taxation (Schedule 1)	–	–	110,884	108,278	110,884	108,278

Transfers from Government of Canada (Schedule 1)	146	148	30,582	23,688	33,924	25,398

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	–	–	–	–	7,790	9,281

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	5,009	5,896	5,009	5,896

Other (Schedule 1)	981	904	5,389	5,719	7,286	7,243

Total	1,127	1,052	151,864	143,581	164,893	156,096

[5]   Includes the activities of the Ministries of Attorney General and Solicitor General.

[6]   Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy, Northern Development and Mines; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour, Training and Skills Development; Municipal Affairs and Housing; Natural Resources and Forestry; Seniors and Accessibility; Heritage, Sport, Tourism and Culture Industries; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

Consolidated Financial Statements, 2020–2021	97

Province of Ontario Schedule 3: Expense by Sector[1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education [5]

For the year ended March 31 ($ Millions)	2021	2020	2021	2020	2021	2020	2021	2020

Expense

Transfer Payments[9]	29,611	28,532	3,906	3,086	16,479	16,331	4,853	5,240

Salaries and Wages	18,770	17,285	19,023	18,539	475	468	2,501	2,600

Interest on Debt	–	–	–	–	–	–	–	–

Services	5,708	4,656	1,674	1,776	138	118	947	992

Supplies and Equipment	7,823	5,624	1,769	2,124	6	6	268	325

Employee Benefits	3,057	3,054	3,017	2,834	78	74	305	309

Amortization of Tangible Capital Assets	1,934	1,808	1,503	1,360	40	39	373	364

Pensions and Other Employee Future Benefits (Note 6)	1,780	1,712	1,817	1,830	8	8	246	244

Transportation and Communication	179	203	3	7	13	17	26	69

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	–	–	–	–

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Other	616	842	173	195	232	44	308	377

Total[10]	69,478	63,716	32,885	31,751	17,469	17,105	9,827	10,520

[1]  The information in the sectors’ columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.

[2]  Includes the activities of the Ministries of Health and Long-Term Care.

[3]  Includes the activities of the Ministry of Education.

[4]  Includes the activities of the Ministry of Children, Community and Social Services.

[5]  Includes the activities of the Ministry of Colleges and Universities.

98	Consolidated Financial Statements, 2020–2021

Sectors	Justice[6]		Other[7]		Interest on Debt[8]		Total
For the year ended March 31 ($ Millions)	2021	2020	2021	2020	2021	2020	2021	2020

Expense

Transfer Payments[9]	535	551	21,966	12,490	–	–	77,350	66,230

Salaries and Wages	2,732	2,609	3,021	3,047	–	–	46,522	44,548

Interest on Debt	–	–	–	–	11,920	12,194	11,920	12,194

Services	567	577	2,727	2,440	–	–	11,761	10,559

Supplies and Equipment	178	156	524	182	–	–	10,568	8,417

Employee Benefits	377	349	365	551	–	–	7,199	7,171

Amortization of Tangible Capital Assets	20	18	2,765	2,647	–	–	6,635	6,236

Pensions and Other Employee Future Benefits (Note 6)	62	53	1,665	1,653	–	–	5,578	5,500

Transportation and Communication	87	100	280	184	–	–	588	580

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	354	301	354	301

Power Supply Contract Costs	–	–	116	122	–	–	116	122

Other	297	302	1,080	1,150	–	–	2,706	2,910

Total[10]	4,855	4,715	34,509	24,466	12,274	12,495	181,297	164,768

[6]   Includes the activities of the Ministries of Attorney General and Solicitor General.

[7]   Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy, Northern Development and Mines; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour, Training and Skills Development; Municipal Affairs and Housing; Natural Resources and Forestry; Seniors and Accessibility; Heritage, Sport, Tourism and Culture Industries; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

[8]   Includes activities related to the management of the debt of the Province.

[9]   Children’s and Social Services includes transfers of $1,729 million (2019–20, $1,678 million) to Children’s Aid Societies.

[10]  The comparative figures have been reclassified to conform to the 2020–21 presentation.

Consolidated Financial Statements, 2020–2021	99

Province of Ontario Schedule 4: Expense by Ministry

($ Millions)	2020–21 Budget[1]	2020–21 Actual	2019–20 Actual

Agriculture, Food and Rural Affairs	870	790	1,132

Attorney General	1,682	1,921	1,941

Board of Internal Economy	281	248	257

Children, Community and Social Services	17,927	17,469	17,105

Colleges and Universities	10,669	9,827	10,520

Economic Development, Job Creation and Trade	719	3,897	582

Education	31,038	31,278	30,181

Teachers’ Pension	1,621	1,607	1,570

Energy, Northern Development and Mines	7,256	7,343	6,584

Environment, Conservation and Parks	669	640	619

Executive Offices	40	40	32

Finance	3,689	1,294	895

Interest on Debt	12,456	12,274	12,495

Municipal Partnership Fund	502	502	503

Power Supply Contract Costs	107	116	122

Francophone Affairs	7	6	5

Government and Consumer Services	1,667	2,090	1,550

Health	72,101	67,765	63,334

Heritage, Sport, Tourism and Culture Industries	1,547	1,417	1,643

Indigenous Affairs	96	256	87

Infrastructure	854	682	358

Labour, Training and Skills Development	1,261	1,415	1,173

Long-Term Care	891	1,713	382

Municipal Affairs and Housing	2,953	3,730	1,199

Natural Resources and Forestry[2]	657	843	671

Seniors and Accessibility	187	207	54

Solicitor General	2,875	2,934	2,774

Transportation	7,613	7,313	5,145

Treasury Board Secretariat	407	195	189

Contingency Fund[3]	3,011	–	–

Employee and Pensioner Benefits	1,389	1,485	1,666

Total Expense	187,042	181,297	164,768
[1]	Amounts reported as “Current Outlook” in 2020 Budget.
[2]

An adjustment of $202 million has been made to 2020–21 ministry actual to record increased liabilities related to Solid Waste Landfill Closure and Post-Closure Liability (Note 7). The ministry could not charge this amount to an appropriation for the 2020–21 fiscal year but will seek the necessary appropriation in fiscal 2021–22.

[3]	See glossary for definition.

100	Consolidated Financial Statements, 2020–2021

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2021	2020

Transfer Payments	13,583	9,231

Interest on Debt[1]	3,383	3,095

Salaries, Wages and Benefits	4,132	3,727

Other[1]	15,553	12,523

Total Accounts Payable and Accrued Liabilities	36,651	28,576

[1]  2019–20 reflects a reclassification of $87 million debt issuance costs for Ontario Electricity Financial Corporation (OEFC) from accrued liabilities for interest on debt to other accrued liabilities.

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2021	2020

Taxes	6,531	4,336

Transfer Payments[1]	1,503	644

Other Accounts Receivable[2]	7,861	5,114

	15,895	10,094

Less: Allowance for Doubtful Accounts[3]	(1,967)	(1,306)

	13,928	8,788

Government of Canada	1,364	1,015

Total Accounts Receivable	15,292	9,803

[1]  The Transfer Payment receivable consists primarily of recoverables of $695 million (2019–20, $632 million) for the Ontario Disability Support Program – Financial Assistance, and recoverables of $806 million (2019–20, $8 million) mostly for OHIP programs for which recovery timeframe of advance payments to physicians and other practitioners is extended as a result of the COVID-19 pandemic.

[2]  Other Accounts Receivable includes trade receivables.

[3]  The Allowance for Doubtful Accounts includes a provision of $571 million (2019–20, $524 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2020–2021	101

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2021	2020

Government Business Enterprises[1]	3,186	3,369

Municipalities[2]	3,919	3,789

Students[3]	2,403	2,475

Industrial and Commercial[4]	758	517

Pension Benefit Guarantee Fund[5]	143	154

Universities[6]	126	125

Other[7]	2,596	2,633

	13,131	13,062

Unamortized Concession Discounts[8]	(175)	(186)

Allowance for Doubtful Accounts[9]	(839)	(812)

Total Loans Receivable	12,117	12,064

[1]  Loans to GBEs bear interest rates of 0.10 per cent to 5.40 per cent (2019–20, 2.65 per cent to 5.40 per cent).

[2]  Loans to municipalities bear interest at rates of up to 6.00 per cent (2019–20, 8.85 per cent).

[3]  Loans to students bear interest at rates of 3.45 per cent (2019–20, 3.45 per cent to 4.95 per cent).

[4]  Loans to industrial and commercial enterprises bear interest rates of up to 7.00 per cent (2019–20, 6.51 per cent).

[5]  The loan to the Pension Benefit Guarantee Fund is interest-free.

[6]  Loans to universities are mortgages bearing interest rates of 5.09 per cent to 5.10 per cent (2019–20, 5.09 per cent to 5.10 per cent).

[7]  Loans to other include loan for not-for-profit organizations of $2.3 billion (2019–20, $2.3 billion), loans to electricity sector union trusts of $98 million (2019–20, $101 million), and loans to OFN Power Holdings LP of $245 million (2019–20, $247 million).

[8]  Unamortized concession discounts relate to loans made to municipalities of $17 million (2019–20, $21 million), loans to the Pension Benefit Guarantee Fund of $70 million (2019–20, $75 million) and loans to industrial and commercial enterprises and other of $88 million (2019–20, $90 million).

[9]  Allowance for doubtful accounts relate to loans made to students of $682 million (2019–20, $657 million), industrial and commercial enterprises and other of $157 million (2019–20, $155 million).

102	Consolidated Financial Statements, 2020–2021

Repayment Terms as at March 31 ($ Millions)	Principal Repayment

Years to Maturity	2021	2020

1 year	1,238	1,455

2 years	742	907

3 years	861	802

4 years	391	1,054

5 years	478	680

1–5 years	3,710	4,898

6–10 years	2,059	2,532

11–15 years	1,183	1,030

16–20 years	1,582	827

21–25 years	1,656	1,223

Over 25 years	2,836	2,453

Subtotal	13,026	12,963

No fixed maturity	105	99

Total	13,131	13,062

Consolidated Financial Statements, 2020–2021	103

Province of Ontario Schedule 8: Government Organizations
Part 1: Consolidated Government Organizations[1]

Government Business Enterprises	Responsible Ministry

Hydro One Limited	Energy, Northern Development and Mines

Liquor Control Board of Ontario	Finance

Ontario Cannabis Retail Corporation	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy, Northern Development and Mines

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs

Algonquin Forestry Authority	Natural Resources and Forestry

Education Quality and Accountability Office	Education

Fair Hydro Trust	Energy, Northern Development and Mines

Financial Services Regulatory Authority of Ontario	Finance

Forest Renewal Trust	Natural Resources and Forestry

General Real Estate Portfolio	Government and Consumer Services

Independent Electricity System Operator	Energy, Northern Development and Mines

Investment Management Corporation of Ontario	Finance

Legal Aid Ontario	Attorney General

Local Health Integration Networks

Local Health Integration Networks – Central East	Health

Local Health Integration Networks – Central	Health

Local Health Integration Networks – Central West	Health

Local Health Integration Networks – Champlain	Health

Local Health Integration Networks – Erie St. Clair	Health

Local Health Integration Networks – Hamilton Niagara Haldimand Brant	Health

Local Health Integration Networks – Mississauga Halton	Health

Local Health Integration Networks – North East	Health

Local Health Integration Networks – North Simcoe Muskoka	Health

Local Health Integration Networks – North West	Health

Local Health Integration Networks – South East	Health

Local Health Integration Networks – South West	Health

Local Health Integration Networks – Toronto Central	Health

Local Health Integration Networks – Waterloo Wellington	Health

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Heritage, Sport, Tourism and Culture Industries

Niagara Parks Commission	Heritage, Sport, Tourism and Culture Industries

Northern Ontario Heritage Fund Corporation	Energy, Northern Development and Mines

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health

Ontario Capital Growth Corporation	Economic Development, Job Creation and Trade

Ontario Clean Water Agency	Environment, Conservation and Parks

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

Ontario Energy Board	Energy, Northern Development and Mines

Ontario Financing Authority	Finance

Ontario French-Language Educational Communications Authority (TFO)	Education

[1]  Represents all consolidated organizations included in the Province’s consolidated financial statements as at March 31, 2021. This schedule is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. Links to these entities’ web URLs are available on Ontario.ca. Other controlled organizations that do not meet the consolidation threshold of materiality are instead reflected as government transfer payment expense in these financial statements through the accounts of the ministries responsible for them.

104	Consolidated Financial Statements, 2020–2021

Province of Ontario Schedule 8: Government Organizations

Other Government Organizations (cont’d)	Responsible Ministry (cont’d)

Ontario Health	Health
Ontario Immigrant Investor Corporation	Labour, Training and Skills Development
Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure
Ontario Mortgage and Housing Corporation[2]	Municipal Affairs / Housing
Ontario Northland Transportation Commission	Transportation
Ontario Place Corporation	Heritage, Sport, Tourism and Culture Industries
Ontario Securities Commission	Finance
Ontario Tourism Marketing Partnership Corporation	Heritage, Sport, Tourism and Culture Industries
Ontario Trillium Foundation	Heritage, Sport, Tourism and Culture Industries
Ornge	Health
Ottawa Convention Centre Corporation	Heritage, Sport, Tourism and Culture Industries
Province of Ontario Council for the Arts (Ontario Arts Council)	Heritage, Sport, Tourism and Culture Industries
Science North	Heritage, Sport, Tourism and Culture Industries
St. Lawrence Park Commission	Heritage, Sport, Tourism and Culture Industries
The Centennial Centre of Science and Technology (Ontario Science Centre)	Heritage, Sport, Tourism and Culture Industries
The Royal Ontario Museum	Heritage, Sport, Tourism and Culture Industries
Toronto Organizing Committee for the Pan American and Parapan American Games	Heritage, Sport, Tourism and Culture Industries
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[3]	Infrastructure
Transmission Corridor Program	Government and Consumer Services

Broader Public Sector Organizations

Public Hospitals — Ministry of Health

Alexandra Hospital Ingersoll	Grand River Hospital
Alexandra Marine & General Hospital	Grey Bruce Health Services
Almonte General Hospital	Groves Memorial Community Hospital
Anson General Hospital	Guelph General Hospital
Arnprior Regional Health	Haldimand War Memorial Hospital
Atikokan General Hospital	Haliburton Highlands Health Services Corporation
Baycrest Centre for Geriatric Care	Halton Healthcare Services Corporation
Bingham Memorial Hospital	Hamilton Health Sciences Corporation
Bluewater Health	Hanover & District Hospital
Brant Community Healthcare System	Headwaters Health Care Centre
Brockville General Hospital	Health Sciences North
Bruyère Continuing Care Inc.	Holland Bloorview Kids Rehabilitation Hospital
Cambridge Memorial Hospital	Hôpital Général de Hawkesbury and District General Hospital Inc.
Campbellford Memorial Hospital	Hôpital Glengarry Memorial Hospital
Carleton Place & District Memorial Hospital	Hôpital Montfort
Casey House Hospice	Hôpital Notre-Dame Hospital (Hearst)
Chatham-Kent Health Alliance	Hornepayne Community Hospital
Children’s Hospital of Eastern Ontario – Ottawa Children’s Treatment Centre	Hospital for Sick Children
Clinton Public Hospital	Hôtel-Dieu Grace Healthcare
Collingwood General and Marine Hospital	Hôtel-Dieu Hospital, Cornwall
Cornwall Community Hospital	Humber River Regional Hospital
Deep River & District Hospital Corporation	Joseph Brant Hospital
Dryden Regional Health Centre	Kemptville District Hospital
Englehart and District Hospital Inc.	Kingston Health Sciences Centre
Erie Shores HealthCare	Kirkland and District Hospital
Espanola General Hospital	Lady Dunn Health Centre
Four Counties Health Services	Lady Minto Hospital, Cochrane
Georgian Bay General Hospital	Lake of the Woods District Hospital
Geraldton District Hospital	Lakeridge Health

    [2] Ontario Mortgage and Housing Corporation was dissolved on March 31, 2021.

    [3] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with the Province having one-third interest.

Consolidated Financial Statements, 2020–2021	105

Province of Ontario Schedule 8: Government Organizations

Public Hospitals — Ministry of Health (cont’d)

Lennox and Addington County General Hospital	Sioux Lookout Meno Ya Win Health Centre
Listowel Memorial Hospital	Smooth Rock Falls Hospital
London Health Sciences Centre	South Bruce Grey Health Centre
Mackenzie Health	South Huron Hospital Association
Manitoulin Health Centre	Southlake Regional Health Centre
Markham Stouffville Hospital	St. Francis Memorial Hospital
Mattawa General Hospital	St. Joseph’s Care Group
Muskoka Algonquin Healthcare	St. Joseph’s Continuing Care Centre, Centre of Sudbury
Niagara Health System	St. Joseph’s General Hospital, Elliot Lake
Nipigon District Memorial Hospital	St. Joseph’s Health Care, London
Norfolk General Hospital	St. Joseph’s Health Centre Guelph
North Bay Regional Health Centre	St. Joseph’s Healthcare Hamilton
North Shore Health Network	St. Mary’s General Hospital
North of Superior Healthcare Group	St. Marys Memorial Hospital
North Wellington Health Care Corporation	St. Thomas Elgin General Hospital
North York General Hospital	Stevenson Memorial Hospital
Northumberland Hills Hospital	Stratford General Hospital
Orillia Soldiers’ Memorial Hospital	Strathroy Middlesex General Hospital
Ottawa Hospital	Sunnybrook Health Sciences Centre
Pembroke Regional Hospital Inc.	Temiskaming Hospital
Perth and Smiths Falls District Hospital	Thunder Bay Regional Health Sciences Centre
Peterborough Regional Health Centre	Tillsonburg District Memorial Hospital
Providence Care Centre (Kingston)	Timmins and District Hospital
Queensway Carleton Hospital	Toronto East Health Network
Quinte Healthcare Corporation	Trillium Health Partners
Red Lake Margaret Cochenour Memorial Hospital Corporation	Unity Health Toronto
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines	University Health Network
Renfrew Victoria Hospital	University of Ottawa Heart Institute
Riverside Health Care Facilities Inc.	Weeneebayko Area Health Authority
Ross Memorial Hospital	West Haldimand General Hospital
Royal Victoria Regional Health Centre	West Nipissing General Hospital
Runnymede Healthcare Centre	West Park Healthcare Centre
Salvation Army Toronto Grace Health Centre	West Parry Sound Health Centre
Sante Manitouwadge Health	William Osler Health System
Sault Area Hospital	Winchester District Memorial Hospital
Scarborough Health Network	Windsor Regional Hospital
Seaforth Community Hospital	Wingham and District Hospital
Sensenbrenner Hospital	Women’s College Hospital
Services de santé de Chapleau Health Services	Woodstock General Hospital Trust
Sinai Health System

Specialty Psychiatric Hospitals — Ministry of Health

Centre for Addiction and Mental Health	Royal Ottawa Health Care Group

Ontario Shores Centre for Mental Health Sciences	Waypoint Centre for Mental Health Care

106	Consolidated Financial Statements, 2020–2021

Province of Ontario Schedule 8: Government Organizations

School Boards — Ministry of Education

Algoma District School Board	Lambton Kent District School Board
Algonquin & Lakeshore Catholic District School Board	Limestone District School Board
Avon Maitland District School Board	London District Catholic School Board
Bloorview School Authority	Moose Factory Island District School Area Board
Bluewater District School Board	Moosonee District School Area Board
Brant Haldimand Norfolk Catholic District School Board	Near North District School Board
Bruce-Grey Catholic District School Board	Niagara Catholic District School Board
Campbell Children’s School Authority	Niagara Peninsula Children’s Centre School Authority
Catholic District School Board of Eastern Ontario	Nipissing-Parry Sound Catholic District School Board
Children’s Hospital of Eastern Ontario School Authority[4]	Northeastern Catholic District School Board
Conseil des écoles publiques de l’Est de l’Ontario	Northwest Catholic District School Board
Conseil scolaire catholique MonAvenir	Ottawa Catholic District School Board
Conseil scolaire catholique Providence	Ottawa-Carleton District School Board
Conseil scolaire de district catholique de l’Est ontarien	Peel District School Board
Conseil scolaire de district catholique des Aurores boréales	Penetanguishene Protestant Separate School Board
Conseil scolaire de district catholique des Grandes Rivières	Peterborough Victoria Northumberland and
Conseil scolaire de district catholique du Centre-Est de l’Ontario	Clarington Catholic District School Board
Conseil scolaire de district catholique du Nouvel-Ontario	Rainbow District School Board
Conseil scolaire de district catholique Franco-Nord	Rainy River District School Board
Conseil scolaire de district du Nord-Est de l’Ontario	Renfrew County Catholic District School Board
Conseil scolaire public du Grand Nord de l’Ontario	Renfrew County District School Board
Conseil scolaire Viamonde	Simcoe County District School Board
District School Board of Niagara	Simcoe Muskoka Catholic District School Board
District School Board Ontario North East	St. Clair Catholic District School Board
Dufferin-Peel Catholic District School Board	Sudbury Catholic District School Board
Durham Catholic District School Board	Superior North Catholic District School Board
Durham District School Board	Superior-Greenstone District School Board
Grand Erie District School Board	Thames Valley District School Board
Greater Essex County District School Board	Thunder Bay Catholic District School Board
Halton Catholic District School Board	Toronto Catholic District School Board
Halton District School Board	Toronto District School Board
Hamilton-Wentworth Catholic District School Board	Trillium Lakelands District School Board
Hamilton-Wentworth District School Board	Upper Canada District School Board
Hastings and Prince Edward District School Board	Upper Grand District School Board
Huron-Perth Catholic District School Board	Waterloo Catholic District School Board
Huron-Superior Catholic District School Board	Waterloo Region District School Board
James Bay Lowlands Secondary School Board	Wellington Catholic District School Board
John McGivney Children’s Centre School Authority	Windsor-Essex Catholic District School Board
Kawartha Pine Ridge District School Board	York Catholic District School Board
Keewatin-Patricia District School Board	York Region District School Board
Kenora Catholic District School Board
KidsAbility School Authority
Lakehead District School Board

[4]  Was previously amalgamated with Children’s Hospital of Eastern Ontario School Authority – Ottawa Children’s Treatment Centre and consolidated under Ministry of Health (formerly known as Ministry of Health and Long-Term Care) until 2019–20. Starting in 2020–21, operations related to the school authority were transferred to a separate entity and consolidated under Ministry of Education.

Consolidated Financial Statements, 2020–2021	107

Province of Ontario Schedule 8: Government Organizations

Colleges — Ministry of Colleges and Universities
Algonquin College of Applied Arts and Technology	Humber College Institute of Technology and Advanced Learning
Cambrian College of Applied Arts and Technology	Lambton College of Applied Arts and Technology
Canadore College of Applied Arts and Technology	Loyalist College of Applied Arts and Technology
Centennial College of Applied Arts and Technology	Mohawk College of Applied Arts and Technology
Collège Boréal d’arts appliqués et de technologie	Niagara College of Applied Arts and Technology
Collège d’arts appliqués et de technologie La Cité collégiale	Northern College of Applied Arts and Technology
Conestoga College Institute of Technology and Advanced Learning	Sault College of Applied Arts and Technology
Confederation College of Applied Arts and Technology	Seneca College of Applied Arts and Technology
Durham College of Applied Arts and Technology	Sheridan College Institute of Technology and Advanced Learning
Fanshawe College of Applied Arts and Technology	Sir Sandford Fleming College of Applied Arts and Technology
George Brown College of Applied Arts and Technology	St. Clair College of Applied Arts and Technology
Georgian College of Applied Arts and Technology	St. Lawrence College of Applied Arts and Technology

Part 2: Other Organizations[5]

Children’s Aid Societies — Ministry of Children, Community and Social Services

Bruce Grey Child and Family Services	Durham Children’s Aid Society
Catholic Children’s Aid Society of Hamilton	Family & Children’s Services of St Thomas and Elgin
Catholic Children’s Aid Society Toronto	Family and Children’s Services of Frontenac Lennox and Addington
Chatham-Kent Children’s Services	Family and Children’s Services of Guelph and Wellington
Children & Family Services for York Region	Family and Children’s Services of Lanark Leeds and Grenville
Children’s Aid Society of Algoma	Family and Children’s Services of Renfrew County
Children’s Aid Society of Hamilton	Family and Children’s Services of the Waterloo Region
Children’s Aid Society of London and MIddlesex	Highland Shores Children’s Aid Society
Children’s Aid Society of Ottawa	Huron-Perth Children’s Aid Society
Children’s Aid Society of Oxford County	Jewish Family & Child Service of Greater Toronto
Children’s Aid Society of the City of Sarnia and the County of Lamton	Kawartha-Haliburton Children’s Aid Society
Children’s Aid Society of the District of Nipissing and Parry Sound	Kenora-Rainy River Districts Child and Family Services
Children’s Aid Society of the District of Sudbury-Manitoulin	North Eastern Ontario Family and Children’s Services
Children’s Aid Society of the Region of Peel	Simcoe Muskoka Child, Youth and Family Services
Children’s Aid Society of the Regional Municipality of Halton	The Children’s Aid Society of Brant
Children’s Aid Society of the United Counties of Stormont-Dundas-Glengarry	The Children’s Aid Society of Haldimand and Norfolk
Children’s Aid Society of Thunder Bay	The Children’s Aid Society of the Niagara Region
Children’s Aid Society of Toronto	Valoris for Children & Adults of Prescott-Russell
Dufferin Child and Family Services	Windsor-Essex Children’s Aid Society

[5]  Represents those Children’s Aid Societies that will be consolidated starting from 2022–23. Website links to these entities will be available on Ontario.ca once they are consolidated on the Province’s financial statements.

108	Consolidated Financial Statements, 2020–2021

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2021 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2021 Total	2020 Total

Assets

Cash and Temporary Investments	121	496	166	585	1,004	2,372	3,079

Accounts Receivable	1,018	87	1	294	483	1,883	1,441

Inventories	–	583	73	33	776	1,465	1,339

Prepaid Expenses	–	27	1	17	287	332	279

Fixed Assets	21,580	399	2	816	32,059	54,856	49,907

Other Assets	6,542	601	44	294	26,739	34,220	30,727

Total Assets	29,261	2,193	287	2,039	61,348	95,128	86,772

Liabilities

Accounts Payable	865	885	140	336	1,699	3,925	3,556

Notes Payable	815	–	–	–	–	815	1,013

Deferred Revenue	–	–	–	226	389	615	625

Long-Term Debt	13,030	739	65	63	9,290	23,187	20,639

Other Liabilities	3,799	–	44	571	29,678	34,092	33,856

Total Liabilities	18,509	1,624	249	1,196	41,056	62,634	59,689

Net Assets before Non-Controlling Interest	10,752	569	38	843	20,292	32,494	27,083

Non-Controlling Interest	(5,725)	–	–	–	(178)	(5,903)	(5,265)

Net Assets after Non-Controlling Interest	5,027	569	38	843	20,114	26,591	21,818

Revenue	3,428	7,206	650	4,861	6,597	22,742	24,308

Expenses	2,559	4,667	583	4,502	5,422	17,733	18,412

Net Income	869	2,539	67	359	1,175	5,009	5,896

Consolidated Financial Statements, 2020–2021	109

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2021 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2021 Total	2020 Total
Net Income	869	2,539	67	359	1,175	5,009	5,896

Net Assets (Liabilities) at Beginning of Year before Accumulated Other Comprehensive Loss (AOCI)	4,944	425	(29)	486	16,093	21,919	22,595

Increase (Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	2,822	2,822	(1,418)

Contribution (Deficit) Surplus – OPG	–	–	–	–	(4)	(4)	39

IFRS 16 Adjustment – LCBO	–	–	–	–	–	–	(74)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs	–	–	–	–	264	264	187

Remittances to Consolidated Revenue Fund – Redemption of Preferred Shares	(418)	–	–	–	–	(418)	–

Remittances to Consolidated Revenue Fund	(300)	(2,390)	–	(2)	–	(2,692)	(5,306)

Net Assets before AOCI	5,095	574	38	843	20,350	26,900	21,919

AOCI at Beginning of Year	(68)	(8)	–	–	(25)	(101)	(391)

Other Comprehensive (Loss) Income	–	3	–	–	(211)	(208)	290

AOCI at Year End	(68)	(5)	–	–	(236)	(309)	(101)
Net Assets	5,027	569	38	843	20,114	26,591	21,818

[1]	Amounts reported using IFRS.
[2]	As at March 31, 2021, the Province owned approximately 47.2 per cent (2019–20, 47.3 per cent) of Hydro One Limited.

  Province of Ontario

  Schedule 9: Government Business Enterprises[1] (cont’d)

Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.

As at March 31 ($ Millions)	2021	2020

Financial Assets	968	1,032

Debts	2,977	3,369

Other Liabilities	320	360
[1]	Amounts reported using IFRS.

110	Consolidated Financial Statements, 2020–2021

Repayment schedule for long-term debts contracted with third parties.
			Payments to be made in:
As at March 31 ($ Millions)	2021	2020	2022	2023	2024	2025	2026	2027 and thereafter

Hydro One Limited	13,058	12,586	904	603	131	1,100	850	9,470

Ontario Power Generation Inc.	6,689	5,130	55	32	216	577	625	5,184

Ontario Cannabis Retail Corporation	45	17	2	2	2	2	2	35

Total	19,792	17,733	961	637	349	1,679	1,477	14,689

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through LCBO stores, Brewers Retail stores and winery retail stores throughout Ontario. The LCBO buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store (OCS), was established as a legal subsidiary of the Liquor Control Board of Ontario (LCBO) under the Ontario Cannabis Retail Corporation Act, 2017. As of October 17, 2018, the Cannabis Statute Law Amendment Act came into force, ending the OCS subsidiary relationship to the LCBO. From that date, the OCS has been a Crown agency with direct accountability to the Ontario Ministry of Finance and controlled and consolidated by the Province. The principal business of OCS is retail and distribution of non-medical cannabis.

Ontario Lottery and Gaming Corporation

The Ontario Lottery and Gaming (OLG) Corporation conducts lottery games and operates commercial casinos, charity casinos and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. (OPG) is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the Northeast and Midwest United States.

Consolidated Financial Statements, 2020–2021	111

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges

Sectors	Hospitals		School Boards		Colleges		Total

For the year ended March 31 ($ Millions)	2021	2020	2021	2020	2021	2020	2021	2020

Fees	1,010	1,160	233	299	2,811	3,012	4,054	4,471

Ancillary Services	602	587	371	590	104	322	1,077	1,499

Grants and Donations for Research and Other Purposes	877	1,172	4	4	9	33	890	1,209

Sales and Rentals	368	430	26	135	42	55	436	620

Recognition of Deferred Capital Contributions	409	417	10	9	78	73	497	499

Miscellaneous	244	347	469	470	123	166	836	983

Total	3,510	4,113	1,113	1,507	3,167	3,661	7,790	9,281

112	Consolidated Financial Statements, 2020–2021

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and supplementary information.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

●

Compares the Province’s financial results to both the 2020 Budget and results for the previous year. Due to the outbreak of COVID-19 in early 2020, the Ontario government released a one-year Economic and Fiscal Update in March 2020 and a multi-year Budget in fall 2020. Unique to the 2020–21 Public Accounts, the Province’s financial results are compared to both the March 2020 Economic and Fiscal Update and the fall 2020 Budget, as well as to the results for the previous year.

●	Shows trends in key financial items and indicators of financial condition;

●	Sets out key potential risks to financial results and strategies used to manage them;

●	Includes descriptions of various assets and liabilities on the statement of financial position; and

●	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

The Consolidated Financial Statements

The Consolidated Financial Statements show the Province’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

The Province’s financial statements are presented on a consolidated basis, meaning that the Province’s statement of financial position and statement of operations reflect the combination of ministry results, as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, reported revenues and expenses of the Province can be affected directly by the activities of ministries as well as the performance of controlled entities such as government business enterprises (GBEs) and broader public sector (BPS) organizations, i.e., hospitals, school boards and colleges. In addition, the Province’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

Consolidated Financial Statements, 2020–2021	113

The financial statements comprise:

●

The Consolidated Statement of Operations, which provides a summary of the government’s revenue for the period less its expenses and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on the Province’s financial position.

●

The Consolidated Statement of Financial Position, which reports the Province’s assets and liabilities and is also known as the balance sheet. The Province’s total liabilities include debt and other long-term financing. Financial assets include cash, short-term investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is the Province’s net debt, which provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit/surplus. A deficit/surplus in the year increases/decreases the accumulated deficit/surplus.

●

The Consolidated Statement of Change in Net Debt, which shows how the Province’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

●

The Consolidated Statement of Change in Accumulated Deficit/Surplus, which is a cumulative total of all the Province’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

●

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and investments, as well as cash generated from financing activities.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize Ontario’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

114	Consolidated Financial Statements, 2020–2021

Other elements of the Annual Report

●

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 2, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

●

The Auditor General’s Report, which appears on pages 53-55, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian public sector accounting standards.

Supplementary information

The Ministry Statements and Schedules contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and annual Supply Act, 2021 (as modified by Treasury Board Orders), other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards and colleges. The financial results of all provincial organizations included in the government reporting entity in accordance with public sector accounting standards are consolidated with those of the Province to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

The Detailed Schedules of Payments contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

As of 2018–19, the Financial Statements of Government Organizations and Business Enterprises no longer forms a part of the Public Accounts. Individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

Consolidated Financial Statements, 2020–2021	115

GLOSSARY

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2020–21 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of postsecondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Ontario Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation for further details.

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s Consolidated Financial Statements.

116	Consolidated Financial Statements, 2020–2021

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve for further details.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Consolidated Financial Statements, 2020–2021	117

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

118	Consolidated Financial Statements, 2020–2021

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in the Province’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP for further details.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets, prepaid expenses and inventories of supplies.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Consolidated Financial Statements, 2020–2021	119

Public-Private Partnership (P3): partnerships with the private sector to expand, modernize and replace Ontario’s aging infrastructure. Under P3, provincial ministries and/or project owners establish the scope and purpose of a project, while design and construction work are financed and carried out by the private sector. Typically, only after a project is completed will the Province complete payment to the private-sector company.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund for further details.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

●	Receive any goods or services directly in return, as would occur in a purchase or sale transaction;

●	Expect to be repaid, as would be expected in a loan; or

●	Expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

120	Consolidated Financial Statements, 2020–2021

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget, the Ontario Economic Outlook and Fiscal Review and the Quarterly Finances

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Ontario Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Ontario Economic Outlook and Fiscal Review or the Ontario Quarterly Finances, visit the Ontario Ministry of Finance website at https://www.ontario.ca/page/ministry-finance

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: https://www.ontario.ca/page/expenditure-estimates

Ontario Finances

For electronic access, go to: https://www.ontario.ca/page/ontario-quarterly-finances

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.ontario.ca/page/ontario-economic-accounts

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Please address your comments on this report to: The Honourable Prabmeet Singh Sarkaria President of the Treasury Board, Room 4320, Fourth Floor, Whitney Block 99 Wellesley Street West, Toronto, Ontario M7A 1W3 You can also send your comments to the Minister by electronic mail to: infotbs@ontario.ca To access this document online, visit Ontario.ca/publicaccounts © Queen’s Printer for Ontario, 2021 | ISSN 0381-2375 (Print) | ISSN 1913-5556 (Online)